SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 Schedule 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                 Amendment No. 2

                        Real Estate Associates Limited V
                              (Name of the Issuer)

                        Real Estate Associates Limited V
                     National Partnership Investments Corp.
                          Casden Investment Corporation
                              Charles H. Boxenbaum
                                 Bruce E. Nelson
                                 Henry C. Casden
                                 Alan I. Casden
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                    75585108
                      (CUSIP Number of Class of Securities)

                             STEVEN A. FISHMAN, ESQ.
                               BATTLE FOWLER, LLP
                               75 EAST 55th STREET
                            NEW YORK, NEW YORK 10022
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                         Communications on Behalf of Person(s) Filing Statement)

                   This Statement is filed in connection with
                          (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

--------------------------------------------------------------------------------
                           Calculation of Filing Fee

                    $1,571,673.00                               $314.00
               Transaction Valuation*               Amount of filing fee
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals 1/50 of one percent of the value of the cash being paid in connection with the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or schedule and the date of its filing.

Amount Previously Paid:    $314.00
Form or Registration No:   Schedule 13E-3
Filing Party:              Real Estate Associates Limited V
Date Filed:                January 23, 1998


677188.3
                                                         1

         This Rule 13e-3 Transaction Statement (the "Statement") relates to the proposed sale of substantially all of the interests of Real Estate Associates Limited V, a California limited partnership (the "Partnership"), in the real estate assets of nineteen limited partnerships in which the Partnership holds a limited partnership interest, to a real estate investment trust or its designated affiliate (the "REIT") to be organized by Casden Properties, a California general partnership, and certain of its affiliates.

         The General Partners of the Partnership are National Partnership Investments Corp., a California corporation ("NAPICO"), and National Partnership Investments Associates II, a California limited partnership ("NPIA"). NAPICO is a wholly-owned subsidiary of Casden Investment Corporation, the sole director and stockholder of which is Mr. Alan I. Casden. The current members of NAPICO's board of directors are Charles H. Boxenbaum, Bruce E. Nelson, Henry C. Casden and Alan I. Casden, each of whom is expected to become an officer and shareholder of the REIT. Alan I. Casden is the general partner of Casden Properties.

         A preliminary consent solicitation statement (the "Consent Solicitation Statement") with regard to the proposed sale has been filed with the Securities and Exchange Commission contemporaneously herewith. The Consent Solicitation Statement is attached hereto as Exhibit (d).

         The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. The information in the Consent Solicitation Statement, a copy of which is attached hereto as Exhibit (d), is hereby expressly incorporated herein by reference in answer to the items in this Statement, and the Cross Reference Sheet set forth below shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Consent Solicitation Statement. The Consent Solicitation Statement will be completed and, if appropriate, amended, prior to the time it is first sent or given to limited partners of the Partnership. This Statement will be amended to reflect such completion or amendment of the Consent Solicitation Statement.





677188.3  4/27/98  2:49p
                                                         2

                                               Cross Reference Sheet



Item of Schedule 13E-3                Location in Consent Solicitation Statement

Item 1.  Issuer and Class of Security Subject to the Transaction.
(a) and (b)                           Outside Front Cover Page, "SUMMARY OF CONSENT SOLICITATION
                                      STATEMENT -- The Partnership,"  "THE PARTNERSHIP --  General,"  "--
                                      Market for Partnership Interests and Related Security Holder Matters."
(c) and (d)                           "The PARTNERSHIP -- Market for Partnership Interests and Related Security
                                      Holder Matters" and "-- Distribution History."
(e)                                   Not Applicable.
(f)                                   Not Applicable.

Item 2.Identity and Background.
             This statement is being filed by the issuer and certain affiliates of the issuer named in (b) below.
(a)                                   "SUMMARY OF CONSENT SOLICITATION STATEMENT -- The Partnership"
                                      and "THE PARTNERSHIP -- General."
(b)                                   Alan J. Casden
                                      Chairman
                                      Casden Properties Inc.
                                      9090 Wilshire Boulevard, 3rd Floor
                                      Beverly Hills, CA 90211

                                      Henry C. Casden
                                      President
                                      Casden Properties Inc.
                                      9090 Wilshire Boulevard, 3rd Floor
                                      Beverly Hills, CA 90211

                                      National Partnership Investments Corp., a California corporation
                                      9090 Wilshire Boulevard, Suite 201
                                      Beverly Hills, CA 90211

                                      Casden Investment Corporation, a California corporation
                                      9090 Wilshire Boulevard
                                      Beverly Hills, CA 90211

                                      Charles H. Boxenbaum
                                      9090 Wilshire Boulevard
                                      Beverly Hills, CA 90211

                                      Bruce E. Nelson
                                      9090 Wilshire Boulevard
                                      Beverly Hills, CA 90211

(c)-(d)                               "SUMMARY OF CONSENT SOLICITATION STATEMENT -- The Partnership"
                                      and "THE PARTNERSHIP -- General."


677188.3
                                                         3





(e)-(f)                               During the past five years, neither the Partnership nor any of the filing persons has been (i) convicted in criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, except as set forth under "LEGAL PROCEEDINGS."
(g)                                   All relevant persons are citizens of the United States of America.

Item 3.  Past Contracts,  Transactions or Negotiations.
(a)                                   Not Applicable.
(b)                                   "The PARTNERSHIP -- Conflicts of Interest."

Item 4.Terms of the Transaction.
(a)                                   and (b) Outside Front Cover Page, "SUMMARY
                                      OF CONSENT SOLICITATION STATEMENT -- The
                                      Sale," "-- Conflicts of Interest," and
                                      "THE SALE."

Item 5.  Plans or Proposals of the Issuer or Affiliate.
(a)-(g)                               Outside Front Cover Page, "SUMMARY OF
                                      CONSENT SOLICITATION STATEMENT -- The
                                      Sale," "-- Conflicts of Interest," and
                                      "THE SALE."

Item 6.  Source and Amount of Funds or Other Consideration.
(a)                                   "SUMMARY OF CONSENT SOLICITATION STATEMENT
                                      -- The Sale" and "THE SALE -- Source of
                                      Funds."
(b) "THE SALE -- Transaction Costs." (c)-(d) Not Applicable.

Item 7.  Purposes, Alternatives, Reasons and Effects.
(a)-(d)                               Outside Front Cover Page, "SUMMARY OF
                                      CONSENT SOLICITATION STATEMENT -- The
                                      Sale," "-- Potential Benefits of the
                                      Sale," "-- Potential Adverse Effects of
                                      the Sale," "THE SALE," "CONFLICTS OF
                                      INTEREST" and
                                      "FEDERAL INCOME TAX CONSEQUENCES." Each filing person participated in the consideration of the alternatives to the Sale described under the above-referenced captions.






677188.3
                                                         4





Item 8.  Fairness of the Transaction.

(a)                                   "SUMMARY OF CONSENT SOLICITATION STATEMENT
                                      -- Potential Benefits of the Sale," "--
                                      Potential Adverse Effects of the Sale,"
                                      "-- Third Party Opinion," "--
                                      Recommendations of the General Partners,"
                                      "-- Conflicts of Interest" and "THE SALE
                                      -- Fairness Opinion." Additionally, each filing parties believes that the transaction is fair to the limited partners for the reasons set forth in the above referenced sections.
(b)-(f)                               "SUMMARY OF CONSENT SOLICITATION STATEMENT
                                      -- Potential Benefits of the Sale," "--
                                      Potential Adverse Effects of the Sale,"
                                      "-- Third Party Opinion," "--
                                      Recommendations of the General Partners,"
                                      "-- Conflicts of Interest" and "THE SALE
                                      -- Fairness Opinion."

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.
(a)-(c)                               "SUMMARY OF CONSENT SOLICITATION STATEMENT
                                      -- Potential Benefits of the Sale," "--
                                      Potential Adverse Effects of the Sale,"
                                      "-- Third Party Opinion," "--
                                      Recommendations of the General Partners,"
                                      "-- Conflicts of Interest" and "THE SALE
                                      -- Fairness Opinion."

Item 10.Interest in Securities of the Issuer.
(a)                                   "THE PARTNERSHIP--Market for Partnership Interests and Related Security
                                      Holder Matters."

(b)                                                   Not Applicable.
Item 11.  Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.
           "SUMMARY OF CONSENT SOLICITATION STATEMENT -- Conflicts of
                     Interest" and "CONFLICTS OF INTEREST."

Item 12.  Present Intention and Recommendation of Certain Persons with Regard to the Transaction.
(a)-(b)                               "SUMMARY OF THE CONSENT SOLICITATION STATEMENT --
                                      Recommendation of the General Partners,"
                                      "THE SALE -- Recommendation of the General
                                      Partners" and "-- Fairness Opinion."

Item 13.  Other Provisions of the Transaction.
(a)                                   Outside Front Cover Page, "SUMMARY OF
                                      CONSENT SOLICITATION STATEMENT --
                                      Potential Adverse Effects of the Sale" and
                                      "LIMITED PARTNERS CONSENT PROCEDURE -- No
                                      Dissenters Rights of Appraisal."
(b)-(c)                               Not Applicable.



677188.3
                                                         5





Item 14.  Financial Information.
(a)                                   "SELECTED FINANCIAL INFORMATION", "INCORPORATION OF
                                      CERTAIN DOCUMENTS BY REFERENCE" and Annex B to Proxy Statement.
(b)                                   Not Applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.
(a)-(b)                               "SUMMARY OF CONSENT SOLICITATION STATEMENT -- Conflicts of
                                      Interest" and "CONFLICTS OF INTEREST."

Item 16.  Additional Information.
(a)                                   Not Applicable.

Item 17.  Material to be filed as Exhibits.
(a)                                   Not Applicable.
(b)                                   Fairness Opinion of Robert A. Stanger & Co., Inc. (attached as Annex A to Exhibit
                                      (d)).
(c)                                   Not Applicable.
(d)                                   Preliminary copies of each of the Consent
                                      Solicitation Statement, Letter to Limited
                                      Partners and Form of Consent.
(e)                                   Not Applicable.
(f)                                   Not Applicable.


677188.3
                                                         6

                                                    SIGNATURES


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 27, 1998


                                    REAL ESTATE ASSOCIATES LIMITED V
                                    By Its General Partners

                                    NATIONAL PARTNERSHIP INVESTMENTS CORP.


                                    By:       /s/ Bruce E. Nelson
                                        ----------------------------------------
                                            Bruce E. Nelson
                                            President



                                    NATIONAL PARTNERSHIP INVESTMENTS CORP.



                                    By:       /s/ Bruce E. Nelson
                                        ----------------------------------------
                                            Bruce E. Nelson
                                            President



                                    CASDEN INVESTMENT CORPORATION


                                    By:       /s/ Alan I, Casden
                                        ----------------------------------------
                                                     Alan I. Casden
                                                     President



                                       /s/ Henry C. Casden
                                        ----------------------------------------
                                                     Henry C. Casden


                                       /s/ Alan I. Casden
                                        ----------------------------------------
                                                     Alan I. Casden

                                       /s/  Charles H. Boxenbaum
                                        ----------------------------------------
                                            Charles H. Boxenbaum

                                       /s/  Bruce E. Nelson
                                        ----------------------------------------
                                            Bruce E. Nelson




677188.3
                                                         7

                                                                     Exhibit (d)



677188.3
                                                         8

                        REAL ESTATE ASSOCIATES LIMITED V
                             9090 Wilshire Boulevard
                         Beverly Hills, California 90211


                              ___________ __, 1998


To the Limited Partners:

National Partnership Investments Corp., the managing general partner ("NAPICO" or the "Managing General Partner") of Real Estate Associates Limited V (the "Partnership"), is writing to recommend, and seek your consent to, (i) a proposed sale of all of the interests of the Partnership (the "Real Estate Interests") in the real estate assets of the nineteen limited partnerships affiliated with the Partnership (the "Local Partnerships") to a real estate investment trust or its designated affiliate (collectively referred to as the "REIT") to be organized by Casden Properties, a California general partnership, and certain of its affiliates (collectively referred to as "Casden"); and (ii) certain amendments (the "Amendments") to the Partnership's Agreement of Limited Partnership necessary to permit such sale.

NAPICO is a wholly-owned subsidiary of Casden Investment Corporation, the sole director and stockholder of which is Mr. Alan I. Casden. Alan I. Casden is also a general partner of Casden Properties, the sponsor of the REIT and an affiliate of the Partnership. Four of the current members of NAPICO's board of directors, Charles H. Boxenbaum, Bruce E. Nelson, Henry C. Casden and Alan I. Casden, are expected to become officers and shareholders of the REIT. Eighteen of the nineteen Local Partnerships own a low income housing project that is subsidized and/or has a mortgage note payable to or insured by agencies of the federal government or a local housing agency. The remaining Local Partnership owns a conventional multi-unit residential apartment complex. The properties owned by the Local Partnerships are each referred to herein as a "Property". The transactions by which the Partnership proposes to sell the Real Estate Interests to the REIT and amend its Agreement of Limited Partnership are hereinafter referred to as the "Sale". Limited Partners must separately approve the proposed Sale and each of the proposed Amendments in order to allow consummation of the Sale.

In evaluating the proposed Sale, the Limited Partners should note that:

   o The Properties do not currently produce significant cash flow and the Partnership has not made any distributions to date. The Partnership's investment in the Properties was initially structured primarily to obtain tax benefits, and not to provide cash distributions. The Partnership has substantially fulfilled its original objective of providing tax benefits to the Limited Partners. The Partnership has generated tax deductions equal to at least 97.3% to each Limited Partner's equity investment since the inception of the Partnership (assuming a Limited Partner claimed such deductions in accordance with the passive loss transitional relief rules contained in the Tax Reform Act of 1986 and in connection with property dispositions). As a result of such changes to the tax law, most Limited Partners no longer realize any material tax benefits from continuing to hold their interests in the Partnership.

   o Based upon a purchase price for the Real Estate Interests of $45,111,546, which is payable $1,571,673 in cash and $43,539,873 by assumption by the REIT of certain mortgage indebtedness, it is anticipated that the Partnership will make a distribution to Limited Partners of $2,545,956 in the aggregate or approximately $652 per unit, which represents the net proceeds of the Sale plus approximately $1,000,000 of the available cash reserves of the Partnership. Each unit consists of two limited partnership interests, which were sold at an original cost of $5,000 per unit. The per unit distribution amount of $652 is anticipated to be sufficient to pay any federal and state income taxes that would be due in connection with the Sale, assuming (i) that Limited Partners have suspended passive losses of $4,672 per unit from the Partnership; (ii) that

656661.19
                                        1
     such losses are available to offset ordinary income taxed at the 39.6% marginal federal rate; and (iii) federal and effective state capital gains rates of 25% and 5%, respectively.

   o The Managing General Partner believes that now may be an opportune time for the Partnership to sell the Real Estate Interests, given current conditions in the real estate and capital markets, which have enabled the REIT to make the proposal to the Partnership described in the enclosed materials.

   o Robert A. Stanger & Co., Inc., a recognized independent investment banking firm, has determined that, subject to the assumptions, limitations and qualifications contained in its opinion, the aggregate value ascribed to the Properties in connection with determining the Purchase Price to be received by the Partnership for the Real Estate Interests in the Sale is fair from a financial point of view to the Limited Partners.

   o The Managing General Partner believes that selling the Partnership's entire portfolio of real estate assets in a single transaction (as opposed to a series of individual sales) will enable the Partnership to (i) reduce transaction expenses; and (ii) dispose of its portfolio in an expedited time frame. It should be noted that the Sale is conditioned upon, among other things, the consents of the general partners of the Local Partnerships in which the REIT intends to acquire interests. The Partnership will retain its interests in a Property if the general partner for the Local Partnership holding such Property does not approve the transfer.

   o The Managing General Partner does not believe that it would be feasible to market the portfolio of Properties to a third party because the Partnership owns only limited partnership interests in the Local Partnerships. The general partners of such Local Partnerships are generally not affiliated with the Managing General Partner. As a result, the cooperation of such local general partners is necessary to allow the Partnership to effectuate a sale of the properties held by the Local Partnerships, since a third party buyer would need to negotiate a buy-out of all of the local general partners. The Partnership does not have the power to compel a sale of such properties to a third party.

   o Most of the Properties are subject to Housing Assistance Payments Contracts under Section 8 of the United States Housing Act. Most of these contracts will expire by the end of 2003 and the United States Department of Housing and Urban Development will not renew them under their current terms, which could ultimately have an adverse economic and tax impact on Limited Partners.

There are certain risk factors that the Limited Partners should consider in evaluating the proposed Sale, such as:

   o The Partnership does not have the right to compel a sale of the Properties. Accordingly, the Managing General Partner has not marketed the Properties for sale to third parties.

   o The terms of the Sale have not been negotiated at arm's length.

   o Casden is both an affiliate of the Managing General Partner and the sponsor of the REIT and, as discussed in the enclosed materials, would receive substantial benefits as a result of the Sale and the successful formation and capitalization of the REIT that will not be available to Limited Partners.

   o It is possible that Limited Partners could earn a higher return on their investment in the Partnership if the Partnership were to retain ownership of the Properties, then market and sell the Properties to third parties for a higher aggregate purchase price at a later date.

   o As a result of the Sale, the Partnership will not realize any potential benefits of continuing to own the Properties.

656661.19
                                       -2-

   o The Sale will have a tax impact on Limited Partners. For Limited Partners who have been able to use all of the passive losses generated by the Partnership on a current basis, the Sale should result in a federal and state income tax cost of approximately $1,427 per Unit in excess of the cash distribution. For Limited Partners who do not have sufficient taxable income to be taxed at a 39.6% marginal rate or who have other losses available to deduct against their taxable income and therefore could not fully utilize their suspended passive losses to offset their ordinary income, the sale could have a federal and state tax cost in excess of cash distributions.

The REIT is to be formed by combining a substantial portion of Casden's multi-family housing assets, which consist of real estate businesses and property interests, with conventional and subsidized housing properties acquired from several Casden-sponsored and/or managed partnerships and from third-party sellers. Casden and certain officers and directors of NAPICO, including Alan I. Casden, Henry C. Casden, Charles H. Boxenbaum and Bruce E. Nelson, will receive a significant ownership interest in the REIT in exchange for Casden contributing substantially all of its multi-family housing assets and businesses to the REIT. The REIT proposes to acquire the Real Estate Interests for cash, which it plans to raise in connection with a private placement of its equity securities. The closing of the Sale is subject to, among other things, (i) the consummation of such private placement by the REIT; (ii) the consents of the general partners of the Local Partnerships in which the REIT intends to acquire interests; (iii) the approval of the United States Department of Housing and Urban Development and certain state housing finance agencies; and (iv) the consummation of a minimum number of similar sales transactions with other Casden-affiliated partnerships.

If the Limited Partners do not approve the Sale, the Partnership will most likely retain ownership of the Properties.

We urge you to carefully read the enclosed Consent Solicitation Statement in order to vote your interests. YOUR VOTE IS IMPORTANT. BECAUSE APPROVAL REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST, FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE SALE. To be sure your vote is represented, please sign, date and return the enclosed consent as promptly as possible.

The proposed Sale is fully described in the enclosed Consent Solicitation Statement. Please read the enclosed materials carefully, then return your signed consent form either by facsimile to ______________ or in the enclosed envelope on or before ________ __, 1998.

If you have any questions, please do not hesitate to contact MacKenzie Partners, the Partnership's consent solicitation agent, at 212-929-5500.

                                         Very truly yours,



                                         National Partnership Investments Corp.

656661.19
                                       -3-

                        REAL ESTATE ASSOCIATES LIMITED V
                             9090 Wilshire Boulevard
                         Beverly Hills, California 90211

                                ________ __, 1998

                         CONSENT SOLICITATION STATEMENT

     On the terms described in this Consent Solicitation Statement, National Partnership Investments Corp., a California corporation and the managing general partner ("NAPICO" or the "Managing General Partner") of Real Estate Associates Limited V, a California limited partnership (the "Partnership," or "REAL V"), is seeking the consent of the Limited Partners of the Partnership to (i) the sale of all of the interests of the Partnership in the real estate assets (the "Real Estate Interests") of nineteen limited partnerships in which the Partnership holds a limited partnership interest (the "Local Partnerships") to a real estate investment trust or its designated affiliate (collectively referred to as the "REIT") to be organized by Casden Properties, a California general partnership, and certain of its affiliates (collectively referred to herein as "Casden") for a purchase price of $45,111,546 (the "Purchase Price"), payable $1,571,673 in cash and $43,539,873 by assumption by the REIT of certain mortgage indebtedness; and (ii) certain amendments to the Partnership's Agreement of Limited Partnership (the "Amendments") necessary to permit such sale.

     Eighteen of the nineteen Local Partnerships own a low income housing project that is subsidized and/or has a mortgage note payable to or insured by agencies of the federal government or a local housing agency. The remaining Local Partnership owns a conventional multi-unit residential apartment complex. Pursuant to certain state housing finance statutes and regulations, certain of the Local Partnerships are subject to limitations on the distributions of dividends to the Partnership. Such statutes and regulations require such Local Partnerships to hold cash flows in excess of such dividend limitations in restricted reserve accounts that may be used only for limited purposes. Consents are also being sought from the limited partners of certain other limited partnerships, the general partners of which are affiliated with Casden (the Partnership and such other limited partnerships are hereinafter collectively referred to as the "Casden Partnerships"), to allow the sale of certain real estate assets owned by the Casden Partnerships to the REIT. The transactions by which the Partnership proposes to sell the Real Estate Interests to the REIT and amend its Agreement of Limited Partnership (the "Partnership Agreement") are hereinafter referred to as the "Sale." The series of transactions by which Casden proposes to form the REIT and acquire certain real estate assets from the Casden Partnerships and others is hereinafter referred to as the "REIT Transaction." The Sale and each of the proposed Amendments are being submitted to the Limited Partners as separate resolutions. Limited Partners must approve the proposed Sale and each of the proposed Amendments in order to allow consummation of the Sale.

     NAPICO is a wholly-owned subsidiary of Casden Investment Corporation, the sole director and stockholder of which is Mr. Alan I. Casden. Alan I. Casden is also a general partner of Casden Properties, the sponsor of the REIT and an affiliate of the Partnership. Four of the current members of NAPICO's board of directors, Charles H. Boxenbaum, Bruce E. Nelson, Henry C. Casden and Alan I. Casden, are expected to become officers, and shareholders of the REIT. See "CONFLICTS OF INTEREST."

     It is anticipated that the Partnership will make a distribution to Limited Partners of approximately $652 per unit of limited partnership interests in the Partnership from the net proceeds of the Sale plus approximately $1,000,000 of the available cash of the Partnership.

     The Sale is conditioned upon, among other things, (i) approval of a majority in interest of the Limited Partners of the Partnership; (ii) the consummation of a private placement of the REIT's equity securities; (iii) the consents of the general partners of the Local Partnerships in which the REIT intends to acquire interests; (iv) the approval of the United States Department of Housing and Urban Development ("HUD") and certain state housing finance agencies; and (v) the consummation of a minimum number of real estate purchases from the Casden

656661.19

Partnerships in connection with the REIT Transaction. If the Partnership is unable to obtain a consent to the Sale from a general partner of a particular Local Partnership, then the Real Estate Interests relating to such Local Partnership will be retained by the Partnership and will be excluded from the Sale.

     Under the Partnership Agreement and California law, Limited Partners do not have dissenters' rights of appraisal. If the Sale is approved by a majority in interest of the Limited Partners, and the other conditions to consummation of the Sale are satisfied, all Limited Partners, both those voting in favor of the Sale and those not voting in favor, will be entitled to receive the resulting cash distributions.

     The Managing General Partner has approved the Sale, has concluded that the Sale, including the Aggregate Property Valuation (as defined herein) and the Purchase Price for the Real Estate Interests, is fair to the Limited Partners and recommends that the Limited Partners consent to the Sale. Limited Partners should note, however, that the Managing General Partner's recommendation is subject to inherent conflicts of interest. See "CONFLICTS OF INTEREST."

     National Partnership Investments Associates II, a California Limited Partnership ("NPIA II"), is the non-managing General Partner of the Partnership. Pursuant to an agreement between NAPICO and NPIA II, NAPICO is responsible for the performance of any duties required to be performed by the General Partners and has sole and final discretion to manage and control the business of the
Partnership and make all decisions relating thereto. NPIA II has not participated in the management of the Partnership, or in decisions made by the Partnership in connection with the proposed Sale. NPIA II has not taken a position with respect to the Sale nor has it participated in the preparation of this Consent Solicitation Statement.

     This Consent Solicitation Statement and the accompanying form of Consent of Limited Partner are first being mailed to Limited Partners on or about ________ __, 1998.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                      THIS SOLICITATION OF CONSENTS EXPIRES
                      NO LATER THAN 11:59 P.M. EASTERN TIME
                      ON ________ __, 1998, UNLESS EXTENDED

656661.19

                                                                                                               Page


                                                 TABLE OF CONTENTS

                                                                                                               Page

I.  SUMMARY OF CONSENT SOLICITATION STATEMENT.....................................................................1
     The Partnership..............................................................................................1
     The Sale.....................................................................................................1
     Potential Benefits of the Sale...............................................................................2
     Potential Adverse Effects of the Sale........................................................................5
     Amendments to Partnership Agreement..........................................................................7
     Limited Partner Approval.....................................................................................8
     Third-Party Opinion..........................................................................................8
     Recommendation of the Managing General Partner...............................................................9
     Conflicts of Interest........................................................................................9
     Federal Income Tax Consequences.............................................................................10
     Transaction Expenses........................................................................................11
     Voting Procedures...........................................................................................11

II.  THE PARTNERSHIP.............................................................................................12
     General.....................................................................................................12
     The Properties..............................................................................................14
     Market for Partnership Interests and Related Security Holder Matters........................................15
     Distribution History........................................................................................15
     Regulatory Arrangements.....................................................................................15
     Year 2000 Information.......................................................................................17
     Directors and Executive Officers of NAPICO..................................................................17

III.  THE SALE...................................................................................................18
     Background and Reasons for the Sale.........................................................................18
     Acquisition Agreement.......................................................................................20
     Arrangements with General Partners of the Local Limited Partnerships........................................21
     Source of Funds.............................................................................................21
     Transaction Costs...........................................................................................22
     Distribution of Sale Proceeds; Accounting Treatment.........................................................22
     Conditions..................................................................................................23
     Fairness Opinion............................................................................................23
     Alternatives to the Sale....................................................................................29
     Recommendation of the Managing General Partner; Fairness....................................................31

IV.  AMENDMENTS TO THE PARTNERSHIP AGREEMENT.....................................................................36

V.  CONFLICTS OF INTEREST........................................................................................37
     General.....................................................................................................37
     Fiduciary Responsibility....................................................................................38

VI.  SELECTED FINANCIAL INFORMATION..............................................................................39

VII.  FEDERAL INCOME TAX CONSEQUENCES............................................................................40

VIII.  LEGAL PROCEEDINGS ........................................................................................41


656661.19
                                      -iii-



                                                                                                               Page

IX.  LIMITED PARTNERS CONSENT PROCEDURE..........................................................................42
     Distribution of Solicitation Materials......................................................................42
     Voting Procedures and Consents..............................................................................42
     Completion Instructions.....................................................................................43
     Withdrawal and Change of Election Rights....................................................................43
     No Dissenters' Rights of Appraisal..........................................................................43
     Solicitation of Consents....................................................................................43

X.  IMPORTANT NOTE...............................................................................................44


ANNEXES

Annex A  -    Fairness Opinion of Robert A. Stanger & Co., Inc.
Annex B  -    The Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.



656661.19
                                      -iv-

                              AVAILABLE INFORMATION

     Real Estate Associates Limited V is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, consent solicitation statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, consent solicitation statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices, Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Commission maintains a site on the World Wide Web portion of the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Copies of the latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q may also be obtained from NAPICO without charge. All requests should be made in writing to National Partnership Investments Corp., 9090 Wilshire Boulevard, Suite 201, Beverly Hills, California 90211; Attention: Investor Services; Telephone 800-666-6274.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Partnership are incorporated by reference in this Consent Solicitation Statement:

     Annual Report on Form 10-K of the Partnership for the fiscal year ended December 31, 1997.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Consent Solicitation Statement.

     No  person  is  authorized  to  give  any   information   or  to  make  any
representation not contained in this Consent Solicitation Statement in connection with the solicitation of proxies made hereby, and, if given or made, any such information or representation should not be relied upon as having been authorized by the Partnership or any other person. The delivery of this Consent Solicitation Statement shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of the Partnership since the date of this Consent Solicitation Statement.


656661.19
                                       -v-

I.  SUMMARY OF CONSENT SOLICITATION STATEMENT

     The following summary is intended to provide only highlights of the materials contained in this Consent Solicitation Statement. This summary is not intended to be a complete statement of all material features of the proposed Sale and is qualified in its entirety by the more detailed information contained herein. Cross references in the summary are to the indicated captions or portions of this Consent Solicitation Statement.

The Partnership

     Real Estate Associates Limited V is a California limited partnership, the general partners of which are National Partnership Investments Corp., a California corporation and National Partnership Investments Associates II, a California limited partnership.

     The Partnership holds limited partnership interests in nineteen local limited partnerships, which in turn hold title to nineteen Properties. Eighteen of the nineteen Local Partnerships own a low income housing project that is subsidized and/or has a mortgage note payable to or insured by agencies of the federal or local government. The remaining Local Partnership owns a conventional multi-unit residential apartment complex. Pursuant to certain state housing finance statutes and regulations, certain of the Local Partnerships are subject to limitations on the distributions of dividends to the Partnership. Such statutes and regulations require such Local Partnerships to hold cash flows in excess of such dividend limitations in restricted reserve accounts that may be used only for limited purposes. The Properties are located in nine states. Nine of the Properties are located in California, three are in Texas and there is one Property in each of seven other states. See "THE PARTNERSHIP -- The Properties."

     The Partnership maintains offices at 9090 Wilshire Boulevard, Beverly Hills, California 90211 (310-278-2191). The Partnership was organized as a California limited partnership on May 7, 1982. See "THE PARTNERSHIP."

The Sale

     The Partnership proposes to sell all of the Real Estate Interests to the REIT for cash. It is the intention of the Managing General Partner to liquidate the Partnership as soon as practicable following consummation of the Sale. The approval of the Limited Partners to dissolve the Partnership is not required once all of the Partnership's interests in the Local Partnerships and any other Partnership assets have been disposed of. However, two of the general partners of the Local Partnerships have indicated that they will not agree to transfer their general partnership interests in such partnerships, and if such agreements are not obtained, REAL V may retain its limited partnership interests in such partnerships indefinitely. The partnership agreements of the Local Partnerships do not grant the limited partner of such partnerships (REAL V) the right to compel a sale of the assets of such partnerships. Accordingly, the timing of the final dissolution and winding up of the Partnership cannot be determined with certainty at this time. The Partnership will continue to file reports under the Securities and Exchange Act of 1934 until all of the Properties have been sold and the proceeds from such sales have been distributed. See "THE SALE."

     The aggregate consideration for the Real Estate Interests of the seventeen Local Partnerships the Managing General Partner currently anticipates will be included in the Sale is $45,111,546, payable $1,571,673 in cash and $43,539,873 by assumption by the REIT of certain mortgage indebtedness. The REIT intends to raise the cash to be paid to the Partnership through a private placement of approximately $250 million of its equity securities (the "Private Placement"). The REIT intends to commence an initial public offering of its equity securities subsequent to the consummation of the Sale.

     The net proceeds of the Sale will be distributed to the Limited and General Partners in accordance with the cash distribution provisions of the Partnership Agreement. See "THE SALE--Distribution of Sale Proceeds" for a summary of the cash distribution rules applicable to such distributions. Limited Partners are expected to receive a distribution of approximately $652 in cash per unit, which represents the net proceeds of the Sale plus

656661.19
                                       -1-
approximately $1,000,000 of the available cash of the Partnership. The units (the "Units"), each of which consists of two limited partnership interests, were originally sold for $5,000 per unit. All expenses of the Sale will be borne by the Partnership.

     The distribution is anticipated to be sufficient to pay any federal and state income taxes that would be due in connection with the Sale, assuming that Limited Partners have suspended passive losses of $4,672 per Unit from the Partnership that could be deducted in full against such Limited Partners' ordinary income that is taxed at a federal rate of 39.6% and an effective state income tax rate of 5%. For such Limited Partners, the Sale should result, in addition to a cash distribution of $652 per unit, in a federal and state income tax benefit (i.e. the amount by which the tax savings resulting from deducting the passive losses exceeds the tax payable on the gain from the Sale) of $81 per Unit, assuming such Limited Partner has sufficient taxable income taxed at federal tax rates of 39.6% on ordinary income and 25% on long-term capital gain attributable to depreciation (and assuming an effective 5% state tax). For Limited Partners who do not have sufficient taxable income to be taxed at a 39.6% marginal federal rate or who have other losses available to deduct against their taxable income and therefore could not fully utilize such suspended passive losses to offset their ordinary income, the Sale could result in a federal and state tax cost in excess of cash distributions. For Limited Partners who have been able to use all of the passive losses generated by the Partnership on a current basis, the Sale should result in a federal and state income tax cost of approximately $1,427 per Unit in excess of the cash distribution. For a discussion of the bases of these assumptions, see "FEDERAL INCOME TAX CONSEQUENCES." Each Limited Partner is urged to consult his, her or its own tax advisor for a more detailed explanation of the specific tax consequences to such Limited Partner from the Sale.

     NAPICO and NPIA II, the General Partners, will be entitled to receive distributions in connection with the Sale of $25,717 in the aggregate.

     The Sale is conditioned upon (i) approval of a majority in interest of the Limited Partners of the Partnership; (ii) the consummation of the Private Placement; (iii) the consents of the general partners of the Local Partnerships in which the REIT intends to acquire interests; (iv) the approval of HUD and certain state housing finance agencies; and (v) the consummation of a minimum number of real estate purchases from the Casden Partnerships in connection with the REIT Transaction. See "THE PARTNERSHIP -- Regulatory Arrangements" and "THE SALE -- Conditions."

Potential Benefits of the Sale

     The  Managing   General  Partner   believes  that  the  Sale  achieves  the
Partnership's investment objectives for the following reasons:

   o Receipt of Cash. The Sale will result in a cash distribution of $652 per Unit to Limited Partners, which amount is anticipated to be sufficient to pay any federal and state income taxes that would be payable in connection with the Sale, assuming (i) that Limited Partners have suspended passive losses of $4,672 per Unit from the Partnership; (ii) that such losses are available to offset ordinary income taxed at the 39.6% marginal federal rate; and (iii) federal and state effective capital gains rates of 25% and 5%, respectively. For a discussion of the bases of these assumptions, See "FEDERAL INCOME TAX CONSEQUENCES." The Partnership has never made distributions and, if the Sale is not completed, the Managing General Partner does not anticipate that the Partnership will make distributions in the near future.

   o Opportune Time to Sell. The Managing General Partner believes that now may be an opportune time for the Partnership to sell its interests in the Properties, given current conditions in the real estate and capital markets. Specifically, the Managing General Partner believes that investor demand for the stock of certain public real estate companies similar to the proposed REIT has increased significantly over the past several years. The Managing General Partner believes that the current interest rate

656661.19
                                       -2-
     environment and the availability of capital for real estate investment trusts will enable Casden to form the REIT and make the proposal to the Partnership for the Sale, which provides the Partnership with an opportunity to maximize the value of the Properties. In addition, the Managing General Partner took into account the potential impact of recent changes in laws and policies relating to payments under HAP Contracts, which the Managing General Partner believes will result in significant reductions in cash flow from the Properties. See "___Resolving HUD Uncertainties," "THE PARTNERSHIP -- Regulatory Arrangements" and "THE SALE -- Background and Reasons for the Sale."

   o Third Party Fairness Opinion. The Managing General Partner has determined that the 17 Properties owned by the Local Partnerships that the REIT currently anticipates purchasing in connection with the Sale have an aggregate value of $50,427,866 (the "Aggregate Property Valuation"). Robert
     A. Stanger & Co., Inc. ("Stanger"), an independent, nationally recognized real estate investment banking firm, has been engaged by the Partnership to render an opinion (the "Fairness Opinion") to the Partnership as to the fairness, from a financial point of view, to Limited Partners of the Aggregate Property Valuation utilized in connection with determining the Purchase Price to be received by the Partnership for the Real Estate Interests in the Sale. Stanger has conducted certain reviews described herein and has concluded, subject to the assumptions, qualifications and limitations contained in its opinion, that the Aggregate Property Valuation utilized in connection with determining the Purchase Price to be received for the Real Estate Interests in the Sale is fair, from a financial point of view, to Limited Partners. The Fairness Opinion addresses neither the adjustments made to the Aggregate Property Valuation to determine the distribution amount payable to Limited Partners in connection with the Sale (including the allocation of the Aggregate Property Valuation between the Limited Partners, General Partners and the local general partners,) nor the Purchase Price itself. See "THE SALE - Fairness Opinion."

   o Eliminating the Risks of Real Estate Investing. Continued ownership of the Properties subjects the Partnership to continued risks inherent in real estate ownership, such as national and local economic trends, supply and demand factors in the local property market, the cost of operating and maintaining the physical condition of the Properties and the cost and availability of financing for prospective buyers of the Properties. No assurance can be given that a prospective buyer would be willing to pay an amount equal to or greater than the Purchase Price for the Properties in the future.

   o Unattractiveness of Other Options. The Managing General Partner does not believe that other alternatives available to the Partnership are as attractive to the Partnership as the Sale.

     One alternative considered by the Managing General Partner was continued indirect ownership of the Properties by the Partnership. However, the Partnership is not currently making distributions to the Limited Partners and recent changes in laws and policies relating to payments under HAP Contracts are expected to result in significant reductions in cash flows from the Properties. Further, the tax benefits resulting from continuing to own the Properties, which are available only to those Limited Partners able to currently utilize passive losses (which can only be deducted against passive income), are diminishing. The Managing General Partner does not believe that the Partnership could realize the same benefits anticipated to be received by the REIT through its acquisition of the Properties. The REIT expects to realize potential benefits from acquisitions of the Real Estate Interests by also acquiring the interests of the general partners of each of the Local Partnerships and the right to manage each of the Properties, and the insured mortgage indebtedness currently encumbering the Properties. The Managing General Partner does not believe that the Partnership could obtain access to the capital markets to make such acquisitions or that such acquisitions would be consistent with the Partnership's investment objectives.


656661.19
                                                        -3-

     The Managing General Partner also considered marketing the Properties to third parties in cooperation with the general partners of the Local Partnerships; however, the Managing General Partner does not believe that such alternative would be in the interests of the Limited Partners, because the Managing General Partner believes, based on the current uncertainties in the government subsidized housing market, that it would be difficult to sell the Properties and do not believe that such a sale would result in a purchase price for the Properties as high as the Purchase Price offered in connection with the Sale. Furthermore, for a third party to acquire the Properties, it would have to acquire not only the limited partnership interests in the Local Partnerships owned by the Partnership, but also the interests of each local general partner. The Partnership owns only limited partnership interests in the Local Partnerships and does not hold title to the Properties. As a result, the Managing General Partner believes that marketing the Properties to third parties would result in significant delays and uncertainties. There can be no assurance, however, that a well-capitalized third party buyer would not be willing to pay a price in excess of the Purchase Price to acquire the Properties.

     In determining the structure of the transaction, the Managing General Partner took into account the fact that the Partnership owns limited partnership interests in the Local Partnerships and does not directly own the Properties. A Property may not be sold without the participation of the general partner of the Local Partnership that owns such Property. As a result, the simultaneous sale of the local general partners' interests is necessary to enable the Partnership to realize the value of its Real Estate Interests. This factor limited the ability of the Partnership to market its interests to third parties. Additionally, the amount required to be paid by a purchaser (whether a third party buyer or the REIT) to purchase the interests of the local general partners will have the effect of reducing the amount of consideration that a buyer is willing to pay for the Partnership's Real Estate Interests. The amounts that affiliates of the Managing General Partner will pay to the unaffiliated local general partners in connection with the buyouts of such local general partners is being determined in arms-length negotiations. Therefore, the Managing General Partner believes that, while the amount paid to the local general partners affects the amount of distribution to Limited Partners and the buyout of the local general partners' interests will benefit the REIT, the terms of these transactions are fair to the Partnership and the Limited Partners.

     Several of the options considered by the Managing General Partner, including the reorganization of the Partnership as a real estate investment trust, a rollup involving the Partnership and the use of an "UPREIT" structure, would have (i) been prohibitively expensive and logistically impractical; (ii) entailed compliance with the rollup rules promulgated under the Securities Act of 1933, as amended (the "Securities Act"), which may have resulted in significant delays, thereby potentially causing the Partnership to miss the currently favorable market conditions for real estate investment trusts; and (iii) resulted in the Limited Partners receiving publicly traded securities rather than cash in exchange for their Units. Such publicly traded securities would be subject to the market risks generally applicable to equity securities. The Managing General Partner believes that receipt of such securities would be inconsistent with the Partnership's ultimate objective of returning cash to the Limited Partners and winding up the business of the Partnership. See "THE SALE -- Background and Reasons for the Sale."

   o Resolving HUD Uncertainty. Eighteen of the nineteen Properties are subject to Housing Assistance Payments Contracts under Section 8 of the United States Housing Act. The Managing General Partner anticipate that, for the foreseeable future, rental rate increases under such contracts will either not be permitted by HUD or will be negligible and unlikely to exceed increases in operating expenses. Most of these contracts will expire by the end of 2003 and HUD will not renew them under their current terms. Under recently passed legislation, in most cases project rents will be reduced and the project mortgages restructured, which is expected to reduce the cash flow from the Properties and could create adverse tax consequences to the Limited Partners. HUD has not yet issued implementing regulations on the Section 8 restructuring program, which creates additional uncertainty. Accordingly, the

656661.19
                                       -4-

     Managing General Partner believes it may be beneficial to the Limited Partners to avoid such uncertainties by approving the Sale at this time. See "THE PARTNERSHIP - Regulatory Arrangements" and "THE SALE - Background and Reasons for the Sale."

   o Reduced Transaction Costs. The Partnership will not be required to pay brokerage commissions in connection with the Sale, which would typically be paid when selling real property to third parties. As a result, the Sale is likely to produce a higher cash distribution to Limited Partners than a comparable sale to an unaffiliated third party. In addition, the Managing General Partner believes that selling the Partnership's entire portfolio of real estate assets in a single transaction (as opposed to a series of individual sales) will enable the Partnership to dispose of its portfolio in an expedited time frame and provide additional transaction cost savings, although the Partnership will pay certain expenses, such as the costs of structural and engineering inspections and costs relating to proxy solicitation and fairness opinions which may be higher than comparable expenses in a transaction with an unaffiliated third party. See "THE SALE-- Transaction Costs" for a schedule of the costs the Partnership is expected to incur in connection with the Sale.

   o Anticipated Tax Benefits/Tax Law Changes. Subsequent to the formation of the Partnership, tax law changes reduced the tax benefits anticipated to be received by Limited Partners by not allowing Limited Partners to currently deduct many of the losses generated by the Partnership against a Limited Partner's other taxable income from non-passive sources. As a result, Limited Partners may have a significant amount of suspended passive losses available to reduce the tax impact of the taxable gain generated by the Sale. If a Limited Partner has not utilized any of the passive activity losses allocated to such Limited Partner in excess of those amounts permitted under certain transitional rules, the Limited Partner will have a net federal and state tax benefit of approximately $81. Because passive losses are generally only deductible against passive income after 1986, the Managing General Partner does not have any basis for determining the amount of such passive losses which have previously been utilized by Limited Partners. The anticipated cash distribution of approximately $652 per Unit would be sufficient to pay the federal and state tax liability arising from the Sale, assuming a federal capital gains rate of 25%, the current capital gains rate and that Limited Partners have suspended passive losses of $4,672 per Unit from the Partnership (which is generally the amount of passive losses that a Limited Partner would have had it not utilized any of its passive losses and assuming an effective state tax rate of 5%, and would result in a net benefit, including the federal and state income tax benefit, of $733.

Potential Adverse Effects of the Sale

         Limited Partners should also consider the following risk factors in determining whether to approve or disapprove the Sale:

   o Loss of Opportunity to Benefit from Future Events. It is possible that the future performance of the Properties will improve or that prospective buyers may be willing to pay more for the Properties in the future. It is possible that Limited Partners might earn a higher return on their investment if the Partnership retained ownership of the Properties. By approving the Sale, Limited Partners will also be relinquishing certain current benefits of ownership of the Properties, such as the ability to deduct tax losses generated by the Partnership against other passive income. See "THE SALE -- Background and Reasons for the Sale."

   o No Solicitation of Third Party Offers. The Managing General Partner has not solicited any offers from third parties to acquire the Real Estate Interests. There is no assurance that the Managing General Partner would not be able to obtain higher or better offers for the Real Estate Interests if such offers were to be solicited from independent third parties. The Partnership does not have the power to unilaterally sell any of the Properties.

656661.19
                                       -5-

   o Sale Not Negotiated at Arms-Length. Affiliates of the General Partners will possess a significant ownership interest in the REIT and receive substantial other benefits from the formation of the REIT and the Sale. The Purchase Price was not negotiated at arm's length. The Purchase Price was established by the Managing General Partner and the Partnership did not retain an independent financial or legal advisor to negotiate the terms of the Sale.

   o Conflicts of Interest. In evaluating the proposed Sale, Limited Partners should consider that Casden is both the sponsor of the REIT and an affiliate of the Managing General Partner. If the REIT is successfully formed and capitalized, the current owners of Casden are likely to realize a substantial increase in the value and liquidity of their investment in Casden Properties. The terms of the Sale have been determined on behalf of the Partnership by officers and directors of Casden who will directly benefit from the Sale. Unlike Casden, the Limited Partners will not participate in the REIT. It is anticipated that approximately 51% of the equity securities of the REIT will be held by Casden and its affiliates following the Private Placement, based on the terms of the Private Placement as currently contemplated.

   o Tax Consequences. The Sale will have a tax impact on Limited Partners, producing a long-term capital gain of approximately $6,676 per Unit. It is not anticipated that the Sale will produce ordinary income attributable to depreciation recapture. For Limited Partners who have been able to use all of the passive losses generated by the Partnership on a current basis, the Sale should result in a federal and state income tax cost of approximately $1,427 per Unit in excess of cash distributions. In addition, Limited Partners who have available all of the suspended passive losses generated by the Partnership, but whose ordinary income is not taxed at the 39.6% marginal federal rate, may incur a federal income tax cost in excess of the cash distribution made in connection with the Sale. For a discussion of the tax impact of the Sale, and the Partnership's assumptions and the bases therefor, see "CERTAIN FEDERAL TAX CONSEQUENCES." THE SPECIFIC TAX IMPACT OF THE SALE ON LIMITED PARTNERS SHOULD BE DETERMINED BY LIMITED PARTNERS IN CONSULTATION WITH THEIR TAX ADVISORS.

   o No Appraisals; Limits on Fairness Opinion. The Managing General Partners has not obtained independent appraisals of the Properties to determine their value. In addition, while the Fairness Opinion addresses the fairness of the Aggregate Property Valuation utilized in connection with determining the Purchase Price, it does not address the fairness of the Purchase Price itself or the adjustments to the Aggregate Property Valuation utilized to arrive at the distributions to the Limited Partners that will result from the Sale, including the allocation of the Aggregate Property Valuation between the Limited Partners and the general partners of the Local Partnerships, which affects the amount of the consideration to be paid to the Limited Partners. See "THE SALE - Fairness Opinion."

   o No Dissenter's Rights. Under the Partnership Agreement and California law, Limited Partners do not have dissenters' rights of appraisal.

   o Conditions to Sale. The Sale is subject to certain conditions in addition to approval of the Sale by the Limited Partners, including consummation of the Private Placement. Accordingly, even if the Sale is approved by the Limited Partners and a purchase and sale agreement is entered into, the consummation of the Sale could be delayed for a significant period of time and it is possible that the Sale may not be consummated. The execution of a purchase and sale agreement in connection with the Sale could delay the time some or all of the Properties could be sold to a third party if the Sale is not consummated.

   o Uncertainty of Local General Partner Buyouts. The Managing General Partner is currently in the process of attempting to negotiate a buyout of the interests in the Local Partnerships held by the general

656661.19
                                       -6-
     partners of the Local Partnerships. All but four of the general partners of the Local Partnerships are unaffiliated with Casden and the buyouts with the unaffiliated local general partners are being negotiated on an arms-length basis. There can be no assurance that the Managing General Partner will be able to successfully complete buyouts from all of the unaffiliated general partners on acceptable terms. If any local general partners do not consent to the transfer of their interests in their respective Local Partnerships, REAL V will remain in existence and will continue to operate in accordance with the terms of the Partnership Agreement. As of the date of this Consent Solicitation Statement, two of the local general partners have indicated that they will not agree to transfer their general partnership interests. If the Partnership retains its interest in any of the Local Partnerships, the cash flows generated by any such Local Partnerships are not likely to be adequate to meet the operating expenses of the Partnership on an ongoing basis and the Partnership may be required to retain a portion of its cash reserves to meet its operating expenses. This could reduce the cash from the Sale available for distribution to the Limited Partners. The Managing General Partner intends to eventually dispose of the Partnership's interests in such Local Partnerships, then wind up the affairs of the Partnership, although the time frame for such activities cannot be determined at this time. To the extent that the ultimate cost of the buyouts of the local general partners exceeds the Managing General Partner's current estimates of such cost, the distributions to Limited Partners resulting from the Sale will be reduced. At the time they consent to the Sale, the Limited Partners will not know which of the Properties will ultimately be transferred in connection with the Sale; nevertheless, consent to the Sale will be deemed effective regardless of which Properties are ultimately included in the Sale.

   o Amendments to Partnership Agreement. In addition to approval of the Sale, Limited Partners are also being asked to approve certain amendments to the Partnership Agreement which are required to consummate the sale. For example, the Partnership Agreement prohibits the Partnership from selling any Property or any interest in a Property if the cash proceeds from such sale would be less than the state and federal taxes applicable to such sale, calculated using the maximum tax rates then in effect. The Managing General Partner is seeking an amendment that modifies such prohibition to allow the Partnership to assume, for purposes of calculating taxes in connection with a sale of Properties, that all of the suspended passive losses from the Partnership are available to Limited Partners to offset ordinary income taxed at the 39.6% federal marginal federal rate. By approving such amendment, the Limited Partners are relinquishing a potential benefit conferred by the terms of the Partnership Agreement.

Amendments to Partnership Agreement

     Certain Amendments to the Partnership Agreement are necessary in connection with the consummation of the Sale.

     The Partnership Agreement currently prohibits a sale of any of the Properties to the General Partners or their affiliates. Accordingly, consent of the Limited Partners is being sought for an amendment to the Partnership Agreement that eliminates such prohibition.

     The Partnership Agreement also requires that any agreement entered into between the Partnership and the General Partners or any affiliate of the General Partners shall provide that it may be canceled at any time by the Partnership without penalty upon 60 days' prior written notice (the "Termination
Provision"). It is the position of the Managing General Partner that the Termination Provision does not apply to the Sale; nevertheless, the Managing General Partner is seeking the approval of the Limited Partners to an amendment to the Partnership Agreement that eliminates the Termination Provision in connection with the Sale or any future disposition of Properties.

     The Partnership Agreement also prohibits the Partnership from selling any Property or any interest in a Property if the cash proceeds from such sale would be less than the state and federal taxes applicable to such sale,

656661.19
                                       -7-
calculated using the maximum tax rates then in effect (the "Tax Requirement"). The Managing General Partner is seeking the approval of the Limited Partners to an amendment to the Partnership Agreement that modifies the Tax Requirement so as to allow the Partnership to calculate the aggregate net tax liability from a sale of a Property or Properties by subtracting from the aggregate tax payable on the gain from such sale the tax benefit resulting from the ability to deduct his, her or its suspended passive losses against ordinary income, assuming that the Limited Partner has sufficient ordinary income that would otherwise have been taxed at the 39.6% marginal tax rate for federal income tax purposes to fully utilize such losses at such rate, and assuming a state income tax rate of 5%. By approving such Amendment, the Limited Partners are relinquishing a potential benefit conferred by the terms of the Partnership Agreement. However, the Managing General Partner believes that it would not be possible to find a buyer willing to purchase the Partnership's portfolio of Properties under the conditions currently specified in the Partnership Agreement, because compliance with such conditions would result in a purchase price for the Properties substantially higher than their fair market value.

     The consent of Limited Partners holding a majority of outstanding Units is required in order to amend the Partnership Agreement. Limited Partners must approve the proposed Sale and each of the three proposed Amendments in order to allow consummation of the Sale.

Limited Partner Approval

     The Managing General Partner is seeking the consent of the Limited Partners to the Sale and the Amendments. The Partnership Agreement requires the prior consent of Limited Partners holding a majority of the outstanding Units (a "Majority Vote") to any sale of all or substantially all of the Partnership's assets, and to an amendment to the Partnership Agreement.

     If the Limited Partners do not approve the Sale and the Amendments by a Majority Vote, or the other conditions to the consummation of the Sale are not met, there will be no change in its investment objectives, policies and restrictions and the Partnership will continue to be operated in accordance with the terms of the Partnership Agreement. The Partnership will bear the costs of the consent solicitation process whether or not the Sale is approved or ultimately consummated.

Third-Party Opinion

     The Partnership has obtained from Stanger, a recognized independent real estate investment banking firm, an opinion that the Aggregate Property Valuation utilized in connection with determining the Purchase Price to be received by the Partnership for the Real Estate Interests in the Sale is fair to the Limited Partners from a financial point of view. In the course of preparing its Fairness Opinion, Stanger conducted such reviews as it deemed appropriate and discussed its methodology, analysis and conclusions with the Managing General Partner. The Managing General Partner has not obtained independent appraisals to determine the value of the Properties. The Fairness Opinion, which is subject to certain assumptions, qualifications and limitations, is attached hereto as Exhibit A. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events. Stanger will be paid an aggregate fee by the Casden Partnerships of up to approximately $455,000, plus $4,100 per property owned by the Casden Partnerships that is evaluated by Stanger. The portion of the fee allocable to the Partnership is $27,800, plus $4,100 per Property, or an aggregate of approximately $102,000. No portion of Stanger's fee is contingent upon consummation of the Sale or completion of the REIT Transaction. See "THE SALE--Fairness Opinion" and "--Potential Adverse Effects of the Sale--No Appraisals; Limits on Fairness Opinion."

Recommendation of the Managing General Partner

     After a comprehensive review of various alternatives, the Managing General Partner believes that the Sale is in the best interests of the Limited Partners. See "THE SALE--Alternatives to the Sale." The Managing General Partner believes that the current interest rate environment and the availability of capital for real estate investment

656661.19
                                       -8-
trusts will enable Casden to form the REIT and make the proposal to the Partnership for the Sale, which provides the Partnership with an opportunity to maximize the value of the Real Estate Interests. In addition, the Managing General Partner reviewed (but did not specifically adopt) the Fairness Opinion.

     Based upon their analysis of the alternatives and their own business judgment, the Managing General Partner believes that the Sale, including the Aggregate Property Valuation and the Purchase Price for the Real Estate Interests and the distributions to be made to the Limited Partners, is fair from a financial point of view to the Limited Partners. Accordingly, the Managing General Partner has approved the Sale and recommend that it be approved by the Limited Partners. Limited Partners should note, however, that the Managing General Partner's recommendation is subject to inherent conflicts of interest. See "CONFLICTS OF INTEREST."

Conflicts of Interest

     A number of conflicts of interest are inherent in the relationships among the General Partners, the Casden Partnerships, Casden and the REIT, which may, among other things, influence the recommendation of the Managing General Partner. These conflicts include the following:

     1. The terms of the Sale (including the Purchase Price) were established by the REIT and the Managing General Partner (which are related parties) without the participation of any independent financial or legal advisor. There can be no assurance that arms-length negotiations would not have resulted in terms more favorable to the Limited Partners.

     2. Although Stanger provided an independent opinion with respect to the fairness of the Aggregate Property Valuation utilized in connection with the determination of the Purchase Price, no independent financial or legal advisor was engaged to represent the interests of the Limited Partners and no third party appraisals of the Properties were obtained.

     3. If the REIT Transaction is consummated, affiliates of the Managing General Partner will receive substantial interests in the REIT in exchange for the contribution of real property assets and the property management operations of Casden, including direct or indirect interests in the General Partners. The Managing General Partner anticipates that it will receive significant economic benefits as a result of receiving interests in the REIT. Such interests are expected to enjoy greater liquidity than the Managing General Partner's current interests in the Partnership if the REIT successfully completes an initial public offering following its initial formation as a private REIT. Unlike Casden, the Limited Partners will not participate in the REIT. It is anticipated that approximately 51% of the equity securities of the REIT will be held by Casden and its affiliates following the Private Placement, based on the terms of the Private Placement as currently contemplated.

     4. It is anticipated that the return from the interests in the REIT to be received by the Managing General Partner and its affiliates in connection with the REIT Transaction, if it is successfully consummated, will exceed the return such persons currently receive from the real estate assets and businesses such persons will contribute or sell to the REIT.

     5. The officers and employees of Casden and its affiliates will be employed by the REIT. NAPICO will become a subsidiary of the REIT.

     6. Affiliates of the Managing General Partner are currently in the process of attempting to negotiate a buyout of the interests in the Local Partnerships held by the general partners of the Local Partnerships. The Managing General Partner will benefit from such buyouts because the interests of such local general partners will be acquired by the REIT, but the costs of such buyouts will be indirectly borne by the Limited Partners. To the extent that the ultimate cost of such buyouts exceeds the Managing General Partner's current estimates of such cost, the distributions to Limited Partners resulting from the Sale could be reduced. In addition, the

656661.19
                                       -9-
     value attributed to the management fees payable to the general partners of the four Local Partnerships affiliated with the Managing General Partner was deducted from the Aggregate Property Valuation when determining the Purchase Price payable to the Limited Partners. See "CONFLICTS OF INTEREST."

Federal Income Tax Consequences

     Generally,  the  Sale  will  result  in a  gain  to  the  Partnership  and, accordingly, to the Limited Partners, to the extent that the consideration received by the Partnership with respect to the Sale, including the amount of Partnership indebtedness of which the Partnership is relieved, exceeds its adjusted basis in the Properties. The income tax calculations contained in this Consent Solicitation Statement are based upon federal tax rates equal to 39.6% for ordinary income, 25% for capital gain attributable to depreciation recapture and 20% on other capital gains. In addition, such calculations assume that Limited Partners have suspended passive losses of $4,672 per Unit from the Partnership and that such losses are available to offset ordinary income taxed at the 39.6% marginal federal rate. In light of the suitability standards that Limited Partners met at the time of their original investment in the Partnership, the Managing General Partner assumed for purposes of calculating the tax liabilities resulting from the proposed Sale that each Limited Partner will have taxable income in excess of $155,950 in 1998 (which is the income level at which married taxpayers effectively become subject to a 39.6% marginal rate). While the financial circumstances of the Limited Partners may vary considerably, the Managing General Partner believes it is reasonable to assume that the majority of the current Limited Partners will be in the highest federal tax bracket in 1998. Limited Partners should consult their own tax advisors with respect to their individual tax situations and as to the federal, state, local and other tax consequences of the Sale. See "FEDERAL INCOME TAX CONSEQUENCES."



656661.19
                                      -10-

Summary Financial Information

     The following table sets forth selected historical financial and operating data of the Partnership for the fiscal years ended December 31, 1997, 1996, 1995, 1994, and 1993.

     The  following   information   should  be  read  in  conjunction  with  the
Partnership's Annual Report on Form 10- K attached hereto as Annex B.


                                                                         Year Ended December 31,

                                                         1997             1996       1995          1994         1993
                                                        --------       ---------   ---------     --------     --------

Interest Income......................................$      93,956$      65,261$     60,997 $     44,640   $   35,186

Operating Expenses...................................      609,379      352,803     348,213      350,438      371,425

Loss From Operations.................................    (515,423)    (287,542)    (287,216)    (305,798)    (336,239)

Distributions From Limited Partnerships
Recognized as Income.................................      381,171      215,140     221,276      218,651      245,331

Equity in Income of Limited Partnerships
and amortization of acquisition costs................      503,765      371,644     455,651      393,230      262,614

Net Income...........................................$      369,513 $   299,242  $  389,711  $   306,083   $  171,706

Net Income allocated to Limited Partners.............$     365,817  $   296,249  $  385,814  $   303,022   $  169,989

Net Income per Limited Partnership Interest..........$           47 $         38 $       50  $        39   $       22

Total assets.........................................$    3,795,448 $  3,259,178 $ 2,979,971 $ 2,592,397   $2,255,550

Investments in Limited Partnerships..................$    1,616,811 $  1,305,672 $ 1,103,818 $   884,383   $  659,376


Partners' Equity.....................................$   3,618, 713 $  3,249,200 $ 2,949,958 $ 2,560,247   $ 2,254,164

Limited Partners' Equity.............................$   3,739,871  $  3,374,054 $ 3,077,805 $ 2,691,991   $ 2,388,969

Limited Partners' Equity per limited
partnership interest.................................$         479  $        432 $       394 $       345   $       306



Transaction Expenses

     The Partnership will bear its direct costs relating to the Sale, including customary closing costs such as the seller's portion of title insurance and escrow fees, and the costs incurred in connection with this solicitation of consents. The aggregate amount of such costs is expected to be approximately $423,000, which the Partnership is expected to pay using cash equivalents held by the Partnership. The transaction costs will be borne by the Partnership whether or not the Sale is approved by the Limited Partners or ultimately consummated. Costs incurred individually by the Casden Partnerships, including accounting and legal fees, will be borne directly by such Partnerships.

Voting Procedures

        This Consent Solicitation Statement outlines the procedures to be followed by Limited Partners in order to consent to the Sale. A form of Consent of Limited Partner (a "Consent") is attached hereto. These procedures must be strictly followed in order for the instructions of a Limited Partner as marked on such Limited Partner's Consent to be effective. The following is a summary of certain of these procedures:

     1. A Limited Partner may make his or her election on the Consent only during the solicitation period commencing upon the date of delivery of this Consent Solicitation Statement and continuing until the earlier of (i) ___________, 1998 or such later date as may be determined by the Managing General Partner and (ii) the date upon which the Managing General Partner determines that a Majority Vote has been obtained (the "Solicitation Period").


656661.19
                                      -11-

     2. Limited Partners are encouraged to return a properly completed and executed Consent to the Partnership prior to the expiration of the Solicitation Period.

     3. A Consent delivered by a Limited Partner may be changed prior to the expiration of the Solicitation Period by delivering to the Partnership a substitute Consent, properly completed and executed, together with a letter indicating that the Limited Partner's prior Consent has been revoked.

     4. The Sale and each of the proposed Amendments are being submitted to the Limited Partners as separate resolutions. Limited Partners must approve the proposed Sale and each of the proposed Amendments in order to allow consummation of the Sale.

     5. A Limited Partner submitting a signed but unmarked Consent will be deemed to have voted FOR the Partnership's participation in the Sale, and the Amendments.

II.  THE PARTNERSHIP

General

     The Partnership is a limited partnership formed under the laws of the State of California on May 7, 1982. On July 7, 1982, the Partnership offered 1,950 units consisting of 3,900 limited partnership interests and warrants to purchase 3,900 additional limited partnership interests at $5,000 per unit through an offering managed by E.F. Hutton & Company Inc., a predecessor of Lehman Brothers Inc. On March 25, 1998, there were 7,808 limited partnership interests of the Partnership outstanding.

     The  General  Partners  of the  Partnership  are  NAPICO  and NPIA II.  The
business of the Partnership is conducted primarily by NAPICO. National Partnership Investments Associates II, a California Limited Partnership ("NPIA II"), is the non-managing General Partner of the Partnership. Pursuant to an agreement between NAPICO and NPIA II, NAPICO has the primary responsibility for the performance of any duties required to be performed by the General Partners and, in general, has sole and final discretion to manage and control the business of the Partnership and make all decisions relating thereto. NPIA II has not participated in the management of the Partnership, or in decisions made by the Partnership in connection with the proposed Sale. NPIA II has not taken a position with respect to the Sale nor has it participated in the preparation of this Consent Solicitation Statement. The Partnership has no employees of its own.

     Casden Investment Corporation owns 100 percent of NAPICO's stock. The current members of NAPICO's Board of Directors are Charles H. Boxenbaum, Bruce
E. Nelson, Alan I. Casden and Henry C. Casden. Alan I. Casden is the sole director and stockholder of Casden Investment Corporation and, accordingly, controls NAPICO.

     The original objectives of the Partnership were to own and operate the Properties (and certain other real estate assets) for investment so as to obtain
(i) tax benefits for the Partners; (ii) reasonable protection for the Partnership's capital investments; (iii) potential for appreciation, subject to considerations of capital preservation; and (iv) potential for future cash distributions from operations (on a limited basis), refinancing or sale of a Property. The Partnership Agreement and the original related offering materials do not contemplate a specific time frame over which the Partnership would liquidate and wind up.

     The Partnership holds limited partnership interests in nineteen Local Partnerships, eighteen of which own a low income housing project that is subsidized and/or has a mortgage note payable to or insured by agencies of the federal or local government. The remaining Local Partnership owns a conventional multi-unit residential apartment complex.


656661.19
                                      -12-

     The Local Partnerships in which the Partnership has invested were, at least initially, organized by private developers who acquired the sites, or options thereon, and applied for applicable mortgage insurance and subsidies. The Partnership became the principal limited partner in these Local Partnerships pursuant to arm's-length negotiations with these developers, or others, who act as general partners. As a limited partner, the Partnership's liability for obligations of the Local Partnership is limited to its investment. The general partner of each Local Partnership retains responsibility for maintaining, operating and managing the Property.

     The Local Partnerships generated approximately $574,000 in cash flow to the Partnership in 1997, before Partnership expenses of approximately $423,000. The Partnership currently has a cash reserve of approximately $2,200,000, $1,000,000 of which will be distributed to the Limited Partners after consummation of the Sale.



656661.19
                                      -13-

The Properties

     During 1997, all of the Properties in which REAL V had invested were substantially rented. The following is a schedule of the status, as of December 31, 1997, of the Properties owned by the Local Partnerships in which REAL V is a limited partner.



                                                                                                                Percentage of
                                               No. of         Units Authorized for Rental -     Units            Total Units
Name & Location                                 Units          Assistance under Section 8      Occupied            Occupied
---------------                              ----------     -----------------------------     -----------        --------------


Bickerdike                                           140                         140              139                99%
  Chicago, IL
Canoga Park Apartments                                14                          14               14               100%
  Canoga Park, CA
Castle Park Apartments                               209                         209              203                97%
  Normandy, MO
Centennial Townhomes                                  88                          88               83                94%
  Fort Wayne, IN
Creekside Gardens                                     50                          50               47                94%
  Loveland, CO
Del Haven Manor                                      104                         104              104               100%
  Jackson, MS
Fox Run Apartments                                    70                          70               67                96%
  Orange, TX
Grandview Place Apartments                            48                          48               48               100%
 Missoula, MT
Hamlin Estates                                        30                          30               28                93%
  Los Angeles, CA
Heritage Square                                       50                          50               50               100%
  Texas City, TX
North River Club Apartments                           56                          56               56               100%
  Oceanside, CA
Palm Springs Senior                                  116                         116              113                97%
Citizens Housing
  Palm Springs, CA
Panorama City                                         14                          14               14               100%
  Los Angeles, CA
Panorama City II                                      13                          13               13               100%
  Los Angeles, CA
Pine Lake Terrace Apartments                         111                        None              110                99%
  Garden Grove, CA
Plummer Village                                       75                          74               75               100%
  Los Angeles, CA
Ranger Apartments                                     50                          50               48                96%
  Ranger, TX
Richland Three Rivers                                 40                          40               39                98%
Retirement Apartments
  Richland, WA
Robert Farrell Manor                                  35                          35               35               100%
  Los Angeles, CA

                                              ---------------         ---------------     --------------      -----------------
TOTALS                                             1,313                       1,201            1,264                98%


     Each of the Properties is approximately 15 years old. Routine repair and maintenance and capital expenditures made out of operating cash and reserves maintained by the Local Partnerships amounted to approximately $1,900,000 in the aggregate for the year ended December 31, 1996. Due to the age of the Properties, capital expenditures are expected to increase progressively over the remaining useful lives of the Properties.


656661.19
                                      -14-

Market for Partnership Interests and Related Security Holder Matters

     Limited partnership interests in the Partnership were sold through a public offering managed by E.F. Hutton & Company Inc., a predecessor of Lehman Brothers Inc., and are not traded on a national securities exchange or listed for quotation on the Nasdaq Stock Market. There is no established trading market for Units and it is not anticipated that any market will develop for the purchase and sale of Units. Pursuant to the Partnership Agreement, Units may be transferred only with the written consent of the General Partners, unless the proposed transfer is to a member of the family of the transferring Limited Partner, a trust set up for the benefit of the Limited Partner's family, or a corporation or other entity in which the Limited Partner has a majority interest. On March 15, 1998, there were 1,450 registered holders of Units in the Partnership. None of the Units are beneficially owned by Casden. One Unit is benefically owned by Bruce E. Nelson and two Units are owned by Charles H. Boxenbaum.

     The high and low purchase prices for Units in sales transactions completed during the twelve-month period ending December 31, 1997 as compiled by NAPICO were $250.00 and $132.50, respectively. No established trading market for the Units was ever expected to develop and sales transactions for the Units have been limited and sporadic.

     The General Partners monitor transfers of the Units (a) because the admission of a substitute limited partner requires the consent of the General Partners under the Partnership Agreement, and (b) in order to track compliance with safe harbor provisions under the Securities Act to avoid treatment as a "publicly traded partnership" for tax purposes. While the Partnership requests to be provided with the price at which a transfer is being made, and the Partnership receives some information regarding the price at which secondary sale transactions in the Units have been effectuated, the General Partners do not maintain comprehensive information regarding the activities of all broker/dealers and others known to facilitate from time to time, or on a regular basis, secondary sales of the Units. It should be noted that some transactions may not be reflected on the records of the Partnership. It is not known to what extent Unit sales transactions are between buyers and willing sellers, each having access to relevant information regarding the financial affairs of the Partnerships, expected value of their assets, and their prospects for the future. Many Unit sales transactions are believed to be distressed sales where sellers are highly motivated to dispose of the Units and willing to accept substantial discounts from what might otherwise be regarded as the fair value of the interest being sold, to facilitate the sales. The prices paid recently for Units generally do not reflect the current market of the Partnerships' assets, nor are they indicative of total return, since prior cash distributions and tax benefits received by the original investor are not reflected in the price. Nonetheless, notwithstanding these qualifications, the Unit sales prices, to the extent that the reported data are reliable, are indicative of the prices at which the Units have recently been sold. None of the Unit sales transactions have involved Casden or its affiliates.

Distribution History

     The Partnership has not made any distributions to Limited Partners since its inception. The Partnership Agreement sets forth a procedure for allocating distributions among the Limited Partners and General Partners. The General Partners are entitled to receive 1% of the net cash flow from operations to be distributed, reduced by any amount paid to the General Partners as an annual management fee. The Limited Partners as a class are entitled to receive the balance of the net cash flow from operations to be distributed. There are no regulatory or legal restrictions on the Partnership's current or future ability to pay dividends, although, pursuant to certain state housing finance statutes and regulations, certain of the Local Partnerships are subject to limitations on the distribution of dividends to the Partnership.

Regulatory Arrangements

     Although each of the Local Partnerships in which the Partnership has invested generally owns a Property that must compete in the market place for tenants, interest subsidies and rent supplements from governmental agencies make it possible to offer these dwelling units to eligible "low income" tenants at a cost significantly below the market rate for comparable conventionally financed dwelling units in the area.

656661.19
                                      -15-

     In order to stimulate private investment in low income housing, the federal government and certain state and local agencies have provided significant ownership incentives, including among others, interest subsidies, rent supplements and mortgage insurance, with the intent of reducing certain market risks and providing investors with certain tax benefits, plus limited cash distributions and the possibility of long-term capital gains. There remain, however, significant risks. The long-term nature of investments in government assisted housing limits the ability of the Partnership to vary its portfolio in response to changing economic, financial and investment conditions; such investments are also subject to changes in local economic circumstances and housing patterns, as well as rising operating costs, vacancies, rent collection difficulties, energy shortages and other factors that have an impact on real estate values. The Partnership's government assisted projects also require greater management expertise and may have higher operating expenses than conventional housing projects.

     Section 8 of the United States Housing Act provides for the payment of a federal rental subsidy for the benefit of low income families (the "Section 8 Program"). Pursuant to the Section 8 Program, the Partnership entered into Housing Assistance Payments Contracts (the "HAP Contracts") with HUD or a state of local administering agency as agent of HUD with respect to all of the Properties except the Pine Lakes Terrace Apartments. Under the HAP Contracts, which generally have from four to five years remaining, 1,201 apartment units at eighteen of the Properties (which the Partnership has agreed to lease to low or moderate income tenants) receive rental assistance payments from HUD. During 1996, the Local Partnerships received an aggregate of approximately $9,637,000 in rental assistance payments under the HAP Contracts. The eighteen Properties subject to the HAP Contracts generally are subject to mortgage loans insured by HUD's Federal Housing Administration ("FHA") and the HAP Contracts generally provide for sufficient payments to make the payments due under the federally insured mortgage loans.

     Under recently adopted law and policy, HUD has determined not to renew HAP contracts on a long term basis on the existing terms. In connection with renewals of the HAP Contracts under such new law and policy, the amount of rental assistance payments under renewed HAP Contracts will be based on market rentals instead of above-market rentals, which was generally the case under existing HAP Contracts. As a result, existing HAP Contracts that are renewed in the future on projects insured by the FHA will not provide sufficient cash flow to permit owners of properties to meet the debt service requirements of these existing FHA-insured mortgages. In order to address the reduction in payments under HAP Contracts as a result of this new policy, the Multi-family Assisted Housing Reform and Affordability Act of 1997 (the "MAHRAA"), which was adopted in October 1997, provides for the restructuring of mortgage loans insured by the FHA with respect to properties subject to HAP Contracts that have been renewed under the new policy. The restructured loans will be held by the current lender or another lender. Under MAHRAA, an FHA-insured mortgage loan can be restructured to reduce the annual debt service on such loan. There can be no assurance that the Partnership will be permitted to restructure its mortgage indebtedness pursuant to the new HUD rules implementing MAHRAA or that the Partnership would choose to restructure such mortgage indebtedness if it were eligible to participate in the MAHRAA program. It should be noted that there are uncertainties as to the economic impact on the Partnership of the combination of the reduced payments under the HAP Contracts and the restructuring of the existing FHA-insured mortgage loans under MAHRAA. Accordingly, the General Partners are unable to predict with certainty their impact on the Partnership's future cash flow.

     Pursuant to the HAP Contracts, the Partnership cannot sell its interests in a Property without the consent of HUD and, if applicable, the appropriate state or local agency. The Managing General Partner is currently in the process of seeking such consent. There is no assurance that HUD will provide such approval.

     Pursuant to certain state housing finance statutes and regulations, certain of the Local Partnerships are subject to limitations on the distributions of dividends to the Partnership. Such statutes and regulations require such Local Partnerships to hold cash flows in excess of such dividend limitations in restricted reserve accounts that may be used only for limited purposes (the "Reserve Accounts"). The Purchase Price was calculated without attributing value to the Reserve Accounts. The Managing General Partner believes that federal and state regulatory considerations limiting the availability of the Reserve Accounts to the Partnership have the effect of substantially

656661.19
                                      -16-
reducing or eliminating entirely any value attributable to such Reserve Accounts. However, it is possible that the REIT may in the future realize a benefit from the release of funds held in the Reserve Accounts.

Year 2000 Information

        The Partnership has assessed the potential impact of the Year 2000 computer systems issue on its operations. The Partnership believes that no significant actions are required to be taken by the Partnership to address the issue and that the impact of the Year 2000 computer systems issue will not materially affect the Partnership's future operating results or financial condition.

Directors and Executive Officers of NAPICO

     The Partnership is managed by NAPICO and has no directors or executive officers of its own.

     Biographical information for the directors and executive officers of NAPICO with principal responsibility for the Partnership's affairs is presented below. See "LEGAL PROCEEDINGS."

     Alan I. Casden has served as Vice Chairman of the Board of Directors of NAPICO since 1984. Mr. Casden has also served as Chairman and Chief Executive Officer of Casden Properties and of The Casden Company since 1982 and 1985, respectively. Mr. Casden has been involved in approximately $3.8 billion of real estate financings and sales, and has been responsible for the development and construction of approximately 90,000 multi-family apartment units and 10,000 single-family homes and condominiums. Mr. Casden has served as a member of the Advisory Board of the National Multi-Family Housing Conference, the Multi-Family Housing Council, the President's Council of the California Building Industry Association and the Urban Land Institute. Mr. Casden currently serves on the Visiting Committee to USC's Marshall School of Business. In 1988, Mr. Casden received the "Distinguished Alumnus Award" from USC. He holds a bachelor of science degree from USC. Mr. Casden is also Co-Chairman of the Board of Trustees of the Simon Wiesenthal Center, an international human rights agency, and building chairman for its $50 million Museum of Tolerance, which opened in Los Angeles in 1993.

     Henry C. Casden has served as a Director of NAPICO since February 1988 and as its Secretary since November 1994. Since 1988, Mr. Casden has served as the President and Chief Operating Officer of The Casden Company as well as the managing general partner of Casden Properties. From 1971 to February 1988, Mr. Casden was engaged in the private practice of law in Los Angeles, including as a named partner in his law firm. His practice was devoted principally to counseling real estate developers, lenders and investors throughout the United States. Mr. Casden is a member of the Board of Visitors of the University of San Diego School of Law and the bar association of the District of Columbia. Mr. Casden received his bachelor of arts degree from the University of California at Los Angeles, and is a graduate of the University of San Diego Law School. Mr. Casden is a member of the State Bar of California and has numerous professional and philanthropic affiliations. Henry C. Casden and Alan I. Casden are brothers.

     Charles H. Boxenbaum has served as Chairman of the Board of Directors and Chief Executive Officer of NAPICO since 1966. He has been active in the real estate industry since 1960. Prior to joining Sonnenblick- Goldman Corp. of California, Mr. Boxenbaum was a real estate broker with the Beverly Hills firm of Carl Rhodes Company. From 1966 to 1980, Mr. Boxenbaum was Chairman of the Board and Chief Executive Officer of Sonnenblick-Goldman Corp. of California, a firm specializing in mortgage brokerage. In 1978, the Sonnenblick Goldman Corp. trade style was sold, and Mr. Boxenbaum purchased the outstanding stock and changed the name of the firm to National Partnership Investments Corp. He is one of the founders of and a past director of First Los Angeles Bank, organized in November 1974. Since March 1995, Mr. Boxenbaum has served on the Board of Directors of the National Multi Housing Council. Mr. Boxenbaum received his bachelor of arts degree from the University of Chicago.


656661.19
                                      -17-

     Bruce E. Nelson serves as President and a director of NAPICO. Mr. Nelson joined NAPICO in 1980 and became President in February 1989. He is responsible for the operation of all NAPICO sponsored limited partnerships. Prior to that he was primarily responsible for the securities aspects of the publicly offered real estate investment programs. Mr. Nelson is also involved in the identification, analysis, and negotiation of real estate investments. From February 1979 to October 1980, Mr. Nelson held the position of Associate General Counsel at Western Consulting Group, Inc., private residential and commercial real estate syndicators. Prior to that time Mr. Nelson was engaged in the private practice of law in Los Angeles. Mr. Nelson received his Bachelor of Arts degree from the University of Wisconsin and is a graduate of the University of Colorado School of Law. He is a member of the State Bar of California and is a licensed real estate broker in California and Texas.

III.  THE SALE

Background and Reasons for the Sale

     In recent years, real estate investment activity by publicly owned corporations and trusts, such as real estate investment trusts ("REIT Entities"), has increased dramatically. REIT Entities have become a major source of capital for the real estate market as well as one of its most prominent purchasers of real property. A publicly-traded REIT Entity is organized as a real estate company to own and operate a portfolio of properties, has access to new capital and its shares can be sold or transferred in the public securities markets.

     During the Spring of 1997, the managers of NAPICO and Casden Properties (which are affiliated entities), including Alan I. Casden, Henry C. Casden, Charles H. Boxenbaum and Bruce E. Nelson, evaluated the financial results and prospects of the Casden Partnerships and considered various alternatives that might allow them to maximize the current value of the Partnership's assets. Among other things, they considered (i) reorganizing the Partnership as a REIT Entity, (ii) attempting a rollup of the Partnership and certain other real estate holding limited partnerships, (iii) marketing the Properties to third parties in cooperation with the general partners of the Local Partnerships, and
(iv) continued indirect ownership of the Properties through the Partnership's limited partnership interests in the Local Partnerships. The managers of NAPICO and Casden Properties also considered forming a REIT Entity that would acquire the Properties held by the Local Partnerships.

     In May of 1997, NAPICO and Casden Properties invited Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and certain other investment banking firms to make presentations regarding strategic alternatives available to Casden Properties in light of favorable conditions in the real estate capital markets. Following such presentations, the managers of Casden Properties decided to form a REIT Entity.

     On April 1, 1997, Casden Properties retained Battle Fowler LLP as its legal counsel in connection with the potential formation of a REIT Entity and the potential sales of the assets of the Casden Partnerships. On September 4, 1997, Casden Properties engaged DLJ to act as Casden Properties' financial advisor in connection with the formation of a REIT Entity.

     On November 21, 1997, following several days of interviews with several investment banking firms, NAPICO selected Stanger to render a fairness opinion in connection with the Sale and the other proposed sales involving the Casden Partnerships. For a description of the terms of Stanger's engagement and certain additional information concerning Stanger, see "-- Fairness Opinion."

     The financial and legal advisors of NAPICO and Casden Properties conferred regularly from June of 1997 through March of 1998 regarding the structure and terms of the proposed REIT Transaction, including the Aggregate Property Valuation and the Purchase Price to be offered for the Real Estate Interests.


656661.19
                                      -18-

     The Managing General Partner believes that it is in the best interests of the Partnership to sell its interests in the Properties. The Partnership is not currently realizing any material cash flow that is available for distribution to the Limited Partners and does not anticipate realizing sufficient cash flow in the future to enable it to make distributions to Limited Partners. Limited Partners will realize an aggregate of approximately $830,000 in current passive activity rental losses for 1997. In addition, Limited Partners will realize approximately $293,000 in interest income for 1997. Assuming Limited Partners are restricted from utilizing passive losses, the Limited Partners will be liable for the taxes related to the interest income without any corresponding cash distribution. In light of the limited cash flow currently generated by the Properties, the fact that the Partnership owns limited partnership interests and does not own the Properties directly and the potentially adverse consequences of the recent changes in the laws and policies applicable to HAP Contracts, the General Partner does not believe that it would be feasible to market the Real Estate Interests.

     The Managing General Partner believes that there are certain benefits to the REIT not available to the Partnership that it may be able to realize as a result of the acquisition of the Real Estate Interests held by the Partnership, the general partner interests held by the local general partners, the insured mortgage debt encumbering the Properties, and the other properties and businesses of Casden. These potential benefits include (i) earning fee income by performing the property management functions formerly performed by the local general partners, (ii) acquiring and restructuring (under MAHRAA) the mortgage indebtedness to which the Properties are subject, and (iii) realizing economies of scale in connection with ownership and management of all of the Properties. These benefits would not be available to the Partnership because it does not have sufficient capital to buy out the local general partner interests and to purchase the mortgage loans encumbering the Properties. Such activities would also be inconsistent with the Partnership's original objectives.

     Prior to the consummation of the Sale, the REIT intends to sell approximately $250 million of its equity securities in the Private Placement. The proceeds of the Private Placement will be used to finance the Sale and other acquisitions of conventional and subsidized housing properties to be made in connection with the REIT Transaction. The REIT intends to commence an initial public offering of its equity securities subsequent to the consummation of the Sale. Casden and its affiliates are expected to own approximately 51% of the equity securities of the REIT upon completion of the Private Placement. Subsequent to its initial public offering, the REIT intends to purchase and restructure all insured mortgage indebtedness currently encumbering the Properties, which the Managing General Partner believes will enhance the returns associated with the ownership of the mortgages and the Properties.

     In considering whether the Sale is in the interests of the Partnership, the Managing General Partner also considered the effects of recent changes in the law and policies relating to government-assisted housing. Under MAHRAA, to the extent that rents are above market, as is the case with most of the Properties, the amount of the HAP Contract payments will be reduced. While MAHRAA also contemplates a restructuring of the mortgage loans to reduce the current debt service on the mortgage loans, it is expected that the combination of the reduced HAP Contract payments and the restructuring of the mortgage loans will result in a significant reduction in the cash flow to the Local Partnerships. In the case of two restructurings that are currently being negotiated by affiliates of the General Partners (involving Section 8 properties owned by partnerships other than the Partnership), the restructurings proposed by HUD will significantly reduce the cash flow from these properties. Furthermore, since the local general partners would control the restructuring negotiations and most of the local general partners' income results from their management fees, there can be no assurance that any restructuring negotiated by local general partners would optimize cash flow to the Partnership or result in any cash distributions to the Partnership. Moreover, there are a number of uncertainties as to the restructuring process, including potential for adverse tax consequences to the Limited Partners and the local general partners. As a result, the Managing General Partner believe that it is unlikely that the Limited Partners of the Partnership will benefit from any restructuring under MAHRAA.

     The Managing General Partner believes that the REIT, through its potential access to the capital markets and its familiarity with the Properties, is in a position to purchase the Properties on terms that are favorable to the Partnership. The Managing General Partner believes that the current market for securities issued by REIT Entities

656661.19
                                      -19-
will provide the Partnership with an opportunity to sell the Properties to the REIT for a favorable price. In addition, because any third party buyer attempting to purchase the Properties would have to purchase not only the Real Estate Interests of the Partnership, but also the interests of each of the local general partners, the Managing General Partner is not aware of any sufficiently well-capitalized third parties engaged in the business of acquiring government assisted housing projects that would be in a position to acquire the Properties. Furthermore, a third party buyer would have to investigate each of the Properties, and negotiate the terms of the buyout of each of the local general partners, which would be an expensive and time consuming process for the Partnership. As a result, the Managing General Partner believes it is unlikely that there would be a third-party buyer for the Properties. Limited Partners should note, however, that the Managing General Partner's recommendation is subject to inherent conflicts of interest. See "CONFLICTS OF INTEREST."

     REAL V owns limited partnership interests in each of the Local Partnerships that hold title to the real estate assets that the REIT has offered to purchase. All but four of the general partners of such Local Partnerships are unaffiliated with the General Partners of REAL V and the Partnership does not control such unaffiliated local general partners. The partnership agreements of the Local Partnerships do not grant the limited partner of such partnership (REAL V) the right to remove the general partner or to compel a sale of the assets of the partnership. As a result, the simultaneous buyout of the local general partners is necessary in order to enable the Partnership to realize the value of its Real Estate Interests. Accordingly, the amount required to be paid by a purchaser (whether a third party buyer or the REIT) to purchase the interests of the local general partners will have the effect of reducing the amount of consideration that a buyer would be willing to pay for the Partnership's Real Estate Interests. Currently, the REIT has entered into agreements or agreements in principle or is in the process of negotiating agreements as to the buyout of the interests of 17 of the local general partners. The purchase prices to be paid to the unaffiliated local general partners for their interests has been determined as a result of arm's-length negotiations with the local general partners. The Managing General Partner believes that, although the amount paid to the local general partners reduces the Purchase Price and amount of distribution to Limited Partners, and the buyout of the local general partners' interests will benefit the REIT, the terms of these transactions are fair to the Partnership and the Limited Partners.


     The Partnership will continue to file reports under the Securities and Exchange Act of 1934 until all of the Properties have been sold and the proceeds from such sales have been distributed.

Acquisition Agreement

     If the Sale is approved by the Limited Partners, it is contemplated that the Partnership or the Local Partnerships, as the case may be, will enter into a purchase and sale agreement with a subsidiary partnership of the REIT (the "Operating Partnership"). The purchase and sale agreement will set forth the terms and conditions under which the Partnership and the REIT and the Operating Partnership are obligated to proceed with the Sale and will set forth certain other agreements of such parties with respect to the Sale.

     Representations and Warranties. The Partnership will not make any representations and warranties to the REIT and the Operating Partnership in the purchase and sale agreement with respect to the Properties, and the Properties will be sold "as is."

     Conditions. As described in detail below under the heading " - Conditions" below, the purchase and sale agreement will include a number of conditions to the REIT's obligation to consummate the Sale.

     Amendment and Closing. The Partnership and the REIT or the Operating Partnership may mutually agree to amend the terms of the purchase and sale agreement in a manner which, in the good faith judgment of the Managing General Partner (consistent with the General Partners' fiduciary duty to the Partnership and the Limited Partners), does not materially reduce the benefits to be received by the Limited Partners from the Sale without resoliciting the consent of the Limited Partners. If the Sale is approved by a Majority Vote of the Limited Partners

656661.19
                                      -20-
and the other conditions to the Sale and the REIT Transaction are satisfied, it is anticipated that the Sale will be consummated by August 31, 1998. If the closing does not occur by December 31, 1998 the purchase and sale agreement will be terminated.

Arrangements with General Partners of the Local Limited Partnerships

     Affiliates of the Managing General Partner are currently in the process of structuring and negotiating buyouts of the interests in the Local Partnerships held by the general partners of the Local Partnerships, all but four of whom are unaffiliated with Casden. The four affiliated local general partners are entities in which Casden owns a controlling interest. Except for the buyouts of the four affiliated local general partners, the buyouts are being negotiated on an arms-length basis. The Managing General Partner expects that the general partners of the Local Partnerships will be paid an aggregate of approximately $5,316,000 for their interests in, and rights to manage, the Local Partnerships. There can be no assurance that affiliates of the Managing General Partner will be able to successfully complete buyouts from all of the unaffiliated general partners of the Local Partnerships on acceptable terms. To the extent that affiliates of the Managing General Partner are unable to complete all such buyouts, there could be an adverse impact on the operating results of the Partnership, depending on which Properties are retained by the Partnership. If the Partnership retains its interests in any of the Local Partnerships the cash flows generated by the remaining Property or Properties would be inadequate to meet operating expenses of the Partnership and, accordingly, the Partnership may be required to reduce the distribution resulting from the Sale to the Limited Partners of cash held by the Partnership in order to ensure that it has adequate cash to meet operating expenses. In addition, the winding up of the Partnership's business could be delayed, perhaps indefinitely. The make-up of the Partnership after the Sale if less than all of the general partners of the Local Partnerships approve the Sale cannot be determined at this time. To the extent that the ultimate cost of such buyouts exceeds the Managing General Partner's current estimates of such cost, the distributions to Limited Partners resulting from the Sale will be reduced. As of the date of this Consent Solicitation Statement, two of the local general partners have indicated that they will not agree to transfer their general partnership interests.

     In the case of four of the Local Partnerships, the general partners of such partnerships are affiliates of the Managing General Partner. Each of the affiliated general partners is directly or indirectly wholly owned by Alan Casden, who indirectly owns 100% of the Common Stock of NAPICO. The Local
Partnerships in which affiliates of NAPICO are the general partners own 57 of the 1,313 housing units in which the Partnership has invested, or 4.34%. An aggregate of $205,200 in respect of future management fees payable to such affiliates was deducted from the Aggregate Property Valuation utilized to determine the Purchase Price. The amount deducted was determined on the same basis used when calculating buyout offers to unaffiliated local general partners. No value was attributed to the affiliated general partners' general partnership interests in Local Partnerships.

Source of Funds

     The REIT intends to raise the cash to be paid to the Partnership through a private placement of approximately $250 million of its equity securities.



656661.19
                                      -21-

Transaction Costs

     The Managing General Partner estimates that the Partnership's transaction costs in connection with the Sale will be as follows:


Accounting................................................$      100,000
Legal.....................................................        50,000
Escrow Costs (seller's portion)...........................        25,000
Title Policies (seller's portion).........................        35,000
Structural and Engineering Reports........................       100,000
Stanger Fairness Opinion..................................       102,000
Consent Solicitation Costs................................         6,000
Miscellaneous Costs.......................................         5,000
                                                             -----------
Total.....................................................$      423,000
                                                                 =======

     The General Partners will receive a distribution of approximately $25,700 for their interests in the Partnership in connection with the Sale. The General Partners are not entitled to receive fees in connection with the Sale.

Distribution of Sale Proceeds; Accounting Treatment

     Following the Sale, and assuming that all of the Real Estate Interests are sold, it is anticipated that the Partnership's affairs will be wound up and the Partnership will be liquidated. After the payment of all liabilities and expenses, the consideration to be paid to the Partnership for the Properties will be allocated and distributed among Limited and General Partners in accordance with the cash distribution rules set forth in the Partnership Agreement. Pursuant to the Partnership Agreement, net liquidation proceeds are distributable as follows:

     o First, the General Partners are entitled to a liquidation fee equal to the lesser of (a) 10% of the net proceeds to the Partnership from the Sale, or (b) 1% of the Purchase Price (including the assumed mortgage indebtedness), plus 3% of the net proceeds after deducting an amount sufficient to pay all federal and state taxes applicable to the Sale. No part of a liquidation fee will be paid, however, unless the Limited Partners shall have first received an amount equal to (i) the greater of
     (A) their aggregate capital contributions, or (B) an amount sufficient to satisfy the cumulative federal and state income tax liability, if any, arising from the disposition of the Properties and all other assets disposed of to date; less (ii) all amounts previously distributed to Limited Partners. The General Partners will not be entitled to receive a liquidation fee in connection with the Sale.

     o Next, after allocating income from the Sale in an amount equal to the sum of the negative adjusted capital account balances of all Partners with such balances (computed after any distributions made under the paragraph above), and after allocating 1% of the income in excess thereof, 1% to the General Partners and 99% to the Limited Partners as a class, distributions shall be made in accordance with such Partners' positive capital account balances.

     Based  on the  distribution  priority  in the  Partnership  Agreement,  and assuming (i) the net proceeds of the Sale are $1,571,673, and (ii) cash available for distribution (after payment of expenses) of approximately $1,000,000, the Limited Partners will be entitled to receive $2,545,956 ($652 per Unit). The Partnership will retain working capital reserves after the Sale (and payment of transaction costs) of approximately $770,000. NAPICO and NPIA II will be entitled to receive a distribution in connection with the Sale of $25,717.

     The Managing General Partner intends to liquidate the Partnership's remaining assets and wind up its affairs as soon as practicable after the Sale. The approval of the Limited Partners to dissolve the Partnership is not required once all of the Partnership's interests in the Local Partnerships and any other Partnership assets have been disposed

656661.19
                                      -22-
of. However, two of the general partners of the Local Partnerships have indicated that they will not agree to transfer their general partnership interests in such partnerships, and REAL V may retain its limited partnership interests in such partnerships indefinitely. The partnership agreements of the Local Partnerships do not grant the limited partner of such partnerships (REAL
V) the right to compel a sale of the assets of such partnerships. The timing of the final dissolution and winding up of the Partnership cannot be determined with certainty at this time.

     The purchase of the Real Estate Interests by the REIT is conditioned, with respect to each of the Properties, on the general partner of the Local Partnership owning such Property agreeing to transfer its general partnership interests with respect to the Property. Under the partnership agreements of the Local Partnerships, the assignment of the limited partnership interests in the Local Partnership requires the consent of the local general partner. In addition, the Managing General Partner does not believe that the REIT would realize sufficient economic benefit from acquiring the Real Estate Interests held by the Partnership unless it can simultaneously acquire the related general partnership interests and the right to manage the Properties.

Conditions

     In addition to the consent by Majority Vote of the Limited Partners, the Purchase and Sale Agreement is expected to contain, among others, the following conditions (which may be waived by the REIT) as conditions precedent to the REIT's obligation to consummate the Sale:

     o Subject to certain exceptions, no material adverse change shall have occurred with respect to a Property that has a material adverse effect on the value of the Properties as a whole;

     o The Partnership shall have delivered to the REIT any required third party consents to the Sale, including the consent of HUD, certain state housing finance agencies, the general partners of the Local Partnerships in which the REIT intends to acquire interests and the holders of certain mortgages; and

     o The REIT shall have consummated the Private Placement, which will be conditioned upon, among other things, the transfer of a minimum number of properties to the REIT by the Casden Partnerships and third parties in connection with the REIT Transaction.

Fairness Opinion

     Stanger, an independent investment banking firm, was engaged by NAPICO to conduct an analysis and to render an opinion as to whether the Aggregate Property Valuation utilized in connection with determining the Purchase Price to be paid to the Partnership for the Real Estate Interests in the Sale is fair, from a financial point of view, to the Limited Partners. NAPICO selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of the Sale.

     Stanger has advised the Managing General Partner that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the Aggregate Property Valuation utilized in connection with determining the Purchase Price to be paid to the Partnership for the Real Estate Interests in the proposed Sale is fair, from a financial point of view, to the Limited Partners. The Fairness Opinion does not address adjustments made to the Aggregate Property Valuation utilized to arrive at the distributions to the Limited Partners that will result from the Sale, or the allocation of the Aggregate Property Valuation between the Limited Partners and the general partners of the Local Partnerships, which affects the ultimate amount of consideration to be paid to the Limited Partners. In addition, the Fairness Opinion does not address the fairness of the Purchase Price itself. The Purchase Price and the Aggregate Property Valuation were determined solely by the General Partners. The fact that the Managing General Partner applied its own methodology for determining the Aggregate Property Valuation did not limit the

656661.19
                                      -23-
methods and procedures followed by Stanger in determining the fairness of the Aggregate Property Valuation itself. The Managing General Partner used a valuation method that it believed to be a reasonable basis for determining the Aggregate Property Valuation. Stanger reviewed the fairness of the Aggregate Property Valuation determined by the Managing General Partner, using methods and procedures selected by Stanger. The Managing General Partner did not limit the method used by Stanger to review the fairness of the Aggregate Property Valuation.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Exhibit A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     Except for certain assumptions described more fully below which the Partnership advised Stanger that it would be reasonable to make, the Partnership imposed no conditions or limitations on the scope of Stanger's investigation or the methods and procedures to be followed in rendering the Fairness Opinion. See "- Fairness Opinion - Assumptions, Limitations and Qualifications." The Partnership has agreed to indemnify Stanger against certain liabilities arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

     Experience. Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over 70 companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

     Summary of Materials Considered. In the course of Stanger's analysis to render its opinion, Stanger reviewed: (i) a draft of this Consent Solicitation Statement related to the Sale in substantially the form which will be distributed to Limited Partners; (ii) the Partnership's annual reports on Form 10-K for the fiscal years ending December 31, 1995, 1996 and 1997, which reports the Partnership's management has indicated to be the most current available financial statements; (iii) descriptive information concerning the Properties provided by management, including location, number of units and unit mix, age, and amenities; (iv) summary historical operating statements for the Properties for 1995, 1996 and the nine months ending September 30, 1997; (v) operating budgets for the Properties for 1997 and forecasts for 1998 for each Property, as prepared by the General Partners or the local general partners; (vi) information prepared by management relating to the debt and the HAP Contracts encumbering the Properties; (vii) information regarding market rental rates and conditions for apartment properties in the general market area of the Properties and other information relating to acquisition criteria for apartment properties; and
(viii) conducted other studies, analysis and inquiries as Stanger deemed appropriate.

     In addition, Stanger discussed with management of the Partnership and the Managing General Partner the market conditions for apartment properties, conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership, historical, current and projected operations and performance of the Properties, the physical condition of the Properties including any deferred maintenance, and other factors influencing the value of the Properties. Stanger also performed site inspections of the Properties, reviewed local real estate market

656661.19
                                      -24-
conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to the Properties.

     Summary of Reviews. The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Consent Solicitation Statement is qualified in its entirety by reference to the full text of such opinion.

     In preparing its Fairness Opinion, Stanger performed site inspections of the Properties during December, 1997 and January and February, 1998. In the course of the site visits, the physical facilities of the Properties were observed, current rental and occupancy information for the Properties were obtained, current local market conditions were reviewed, a sample of similar properties were identified, and local property management personnel were interviewed concerning the Properties and local market conditions. Stanger also reviewed and relied upon information provided by the Partnership and the Managing General Partner, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix; and information relating to any required capital expenditures and any deferred maintenance.

     Stanger also reviewed historical operating statements for the Properties for 1995, 1996 and the nine months ending September 30, 1997, the operating budget for 1997 and operating forecasts for 1998 for each Property, as prepared by the Managing General Partner, and discussed with management the current and anticipated operating results of the Properties.

     In addition, Stanger interviewed management personnel of the Partnership. Such interviews included discussions of conditions in the local market, economic and development trends affecting the Properties, historical and budgeted operating revenues and expenses and occupancies and the physical condition of the Properties (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt and the HAP Contracts encumbering the Properties, and expectations of management regarding the impact of various regulatory factors and proposed changes on the operating results of the Properties.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by the Partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.

     Summary of Analysis. Based in part on the above reviews, Stanger then performed a discounted cash flow analysis (a "DCF Analysis") of the Properties. The DCF Analysis involved the following steps.

     During its site visits to each Property, Stanger conducted local market research, including the identification and assessment of relative quality (e.g., condition, location amenities, etc.) of similar multi-family properties in the competitive market area of each Property and the collection of rental rate information for various apartment unit sizes (e.g., efficiency, one-bedroom, two-bedroom, etc.) for such Properties. In addition, Stanger reviewed information provided by the Managing General Partner and management of the Properties concerning rental rates allowed for each type of apartment in each Property subject to HUD rental rate restrictions (the "Subsidized Properties") based on the HAP Contract.

     Utilizing the above information, Stanger determined the gross potential rent for each Property based on the number and type of apartment units in each Property and (i) for Subsidized Properties, rents allowed for each type of unit under the existing HAP Contract ("Contract Rent"), and (ii) the estimated market rental rates the Property would likely obtain based on review of the rates charged at similar properties in the local market ("Market Rent"). The gross potential rent amounts based on Contract Rent and Market Rent data were used in the DCF Analysis as described below.

656661.19
                                      -25-

     Stanger also reviewed historical and budgeted gross income and income from ancillary sources for each Property in the portfolio in light of market trends and competitive conditions in each Property's local market. Stanger also reviewed summary information concerning occupancy rates and any HAP contracts encumbering the Properties, including contract rental rates for each unit size and contract expiration date.

     After assessing the above factors, Stanger estimated each Property's effective gross income based upon unit mix, contract or market rental rates, as appropriate, and estimates of ancillary income and occupancy. Contract Rents were utilized for Subsidized Properties during the term of the HAP contract, with a mark to market of rental rates upon expiration of the HAP Contract.
Expenses were estimated based on historical and budgeted operating expenses, discussions with management, and certain industry expense information. Estimated property operating expenses, including replacement reserves, were then deducted from effective gross income to arrive at each Property's estimated net operating income. Debt service payments relating to mortgage debt encumbering each of the Properties were also considered in the "leveraged" discounted cash flow analysis, as described below. Expenses relating solely to investor reporting and other expenses not related to the properties were excluded from the analysis.

     Stanger then discounted to present value the estimated cash flows from the continued operation of each of the Properties during a holding period equal to the term of the existing HAP Contracts, or ten years in the case of the conventional property. In the case of Subsidized Properties subject to dividend limitations, Stanger discounted cash flow amounts up to, but not exceeding, the dividend limitation. Income and expense escalators utilized in the analysis were based on parameters cited by investors, owners and managers of similar properties, market factors, the relationship of Contract Rent and estimated Market Rent, and historical and budgeted results for each Property. Based on the relationship of Contract Rent and Market Rent for the Subsidized Properties, income during the contract period was generally held flat for Subsidized Properties or was escalated at a rate to provide sufficient income to pay operating expenses and debt service. For the purpose of determining the Subsidized Properties' residual value, as described below, estimated market rental rates were generally escalated at 3% per annum. In the case of the Conventional Property, the rental rate was escalated at 3.1% per year during the holding period. Effective expense escalators generally ranged from approximately 2.5% to 3.0%.

     As part of its DCF Analysis, Stanger then estimated the residual values of the Properties. In the case of the Partnership's one conventional, non-subsidized property (the "Conventional Property"), Stanger employed a direct capitalization technique. The estimated net operating income after replacement reserves in the eleventh year of operations was capitalized utilizing terminal capitalization rates ranging from 9.5% to 10.0% and the resulting value was reduced by estimated sales costs of 3%.

     In the case of Subsidized Properties, Stanger evaluated the residual Property value at the time of the existing HAP Contract expiration based upon the assumption that whether or not the HAP Contract was renewed, rents at the Property would be marked to market rates (i.e. where Contract Rent at the time of expiration exceeded estimated Market Rent, it was assumed that Contract Rent upon any contract renewal would be set at an amount equal to the estimated market rent at the time of reversion). Stanger then evaluated estimated net operating income (after replacement reserves) at the time of contract expiration, with rents marked to market rates, to determine if such income would be sufficient to service the existing mortgage debt encumbering the Subsidized Property. Where existing mortgage debt could be prepaid at the time of contract expiration, Stanger capitalized net operating income (after replacement reserves) with rents marked to market at rates ranging from 9.0% to 11.0% to estimate a free and clear residual value from which estimated expenses of sale of 3% and, in the case of the leveraged discounted cash flow analysis, as described below, anticipated debt balances were deducted to arrive at net residual proceeds. Otherwise, any remaining equity cash flow after debt service available was capitalized at rates ranging from 10.0% to 12.0% to determine a residual equity value to be used in the Leveraged DCF Analysis.

     The resulting annual cash flows and the residual value, after deduction of estimated costs of sale, for each Property were then discounted to present value assuming (i) the Properties were free-and-clear of mortgage debt (the "Free-and-Clear DCF Analysis") and, for Subsidized Properties, (ii) as encumbered by existing debt (the

656661.19
                                      -26-

"Leveraged DCF Analysis"). In the case of the Leveraged DCF Analysis, debt service payments were deducted from annual cash flows, and the resulting annual cash flows and residual equity value were discounted to present value using the following distinct ranges of discount rates: (i) Subsidized Properties: leveraged cash flow discount rates ranged from 9% to 11% and residual discount rates ranged from 12% to 15%; free-and-clear discount rates for cash flow ranged from 8% to 10% and residual discount rates ranged from 11% to 14%; (ii) Conventional Property: free-and-clear cash flow and residual discount rates ranged from 11% to 12%. In the Leveraged DCF Analysis, the resulting equity value was then added to outstanding debt to arrive at a total estimated Property value.

     Stanger observed that the range of estimated value of the portfolio of Properties resulting from the Leveraged DCF Analysis was approximately
$48,280,000 to $49,200,000 and that the Aggregate Property Valuation of $50,427,866 was above this range of value. Stanger also observed that the range of estimated value of the portfolio of Properties resulting from the
Free-and-Clear DCF Analysis was $38,700,000 to $42,780,000 and that the Aggregate Property Valuation was above this range of value. (The difference between the value resulting from the Leveraged DCF Analysis and the Free-and-Clear Analysis in part reflects the fact that the estimated value of certain Properties is less than the debt currently encumbering those Properties.)

     Stanger concluded that the range of estimated value of the portfolio of Properties resulting from the Free- and-Clear DCF Analysis and the Leveraged DCF Analysis supported its opinion as to the fairness of the Aggregate Property Valuation, from a financial point of view.

     Due to the uncertainty in establishing many of the values cited above, Stanger established a range of estimated values for each discounted cash flow analysis. The estimated values are based in part on information provided to Stanger in the context of rendering the fairness opinion, and there can be no assurance that the same conditions analyzed by Stanger in arriving at the estimates cited herein would exist at the time of consummation of the Sale. In addition, the estimated values cited above are based on a variety of assumptions that relate, among other things, to (i) each Property's revenues, expenses, and cash flow; (ii) the capitalization rates that would be used by prospective buyers when the existing HAP contracts expire and the Subsidized Properties are sold; (iii) ranges of residual values of the Properties; (iv) selling costs; and
(v) appropriate discount rates to apply to estimated cash flows and residual values in computing the discounted present value of such cash flows and residual values. Actual results may vary from those utilized in the above analysis based on numerous factors, including interest rate fluctuations, changes in capitalization rates used by prospective purchasers, tax law changes, supply/demand conditions for similar properties, changes in the availability of capital, changes in the regulations or HUD's interpretations of existing and new regulations relating to subsidized properties.

     Conclusions. Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the Aggregate Property Valuation utilized in connection with determining the Purchase Price to be paid to the Partnership for the Real Estate Interests is fair to the Limited Partners from a financial point of view.

     Assumptions, Limitations and Qualifications. In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Consent Solicitation Statement or that were provided, made available, or otherwise communicated to Stanger by the Partnership, the Managing General Partner and/or its affiliates, the Local Partnerships or the management of the Properties. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. Stanger relied upon the representations of the Managing General Partner and its affiliates, the Local Partnerships and the management of the Properties concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, and the terms and conditions of any debt and the HAP Contracts encumbering the Properties. Stanger also relied upon the assurance of the Partnership, Casden, the Managing General Partners and its affiliates, the Local Partnerships, and the management of the Properties that any financial statements, budgets, capital expenditure estimates, mortgage debt and HAP Contract

656661.19
                                      -27-
information, value estimates and other information contained in this Consent Solicitation Statement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments; that all distributions under HAP Contracts with dividend limitations allowable cumulatively since the time of the partnership's investments in each Local Partnership have been paid in full to the Partnership; that no material changes have occurred in the value of the Properties or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that the Partnership, Casden, the General Partners and their affiliates, the Local Partnerships and the management of the Properties are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading in any material respect; that the highest and best use of the Properties is as improved; and that all calculations were made in accordance with the terms of the existing and anticipated regulatory agreements. Additional specific assumptions relating to Stanger's analysis are included in the subsection captioned "Summary of Analysis" above.

     Stanger was not requested to, and therefore did not: (i) select the method of determining the Aggregate Property Valuation utilized in connection with determining the Purchase Price in the Sale; (iii) make any recommendation to the Partnership or its partners with respect to whether to approve or reject the proposed Sale; or (iv) express any opinion as to (a) the tax consequences of the proposed Sale to the Limited Partners, (b) the terms of the Partnership Agreement, or the fairness of proposed Amendments to the Partnership Agreement, or the terms of any agreements or contracts between the Partnership and any affiliates of the General Partners, (c) the General Partners' business decision to effect the proposed Sale, (d) any adjustments made to the Aggregate Property Valuation to determine the Purchase Price of the Real Estate Interests and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Managing General Partner's estimate of the value of current and projected net working capital balances and cash and reserve accounts (including debt service and mortgage escrow amounts, operating and replacement reserves, and surplus cash reserve amounts and additions) and the income therefrom of the Partnership or the Local Partnerships, the Managing General Partner's determination that no value should be ascribed to any cash flow from the Properties in excess of certain limitations on dividends to the Partnership, the amount of the Aggregate Property Valuation ascribed to certain general partner and/or management interests in the Local Partnerships and other expenses and fees associated with the Sale, or (e) alternatives to the proposed Sale.

     Stanger is not expressing any opinion as to the fairness of any terms of the proposed Sale other than the Aggregate Property Valuation utilized in connection with determining the Purchase Price of the Real Estate Interests paid to the Partnership. Stanger's opinion is based on business, economic, real estate market, and other conditions as of the date of its analysis and addresses the proposed Sale in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed Sale of the Real Estate Interests to the REIT could affect the Properties or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.

     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Exhibit A.

     Compensation and Material Relationships. Stanger has been retained by the Managing General Partner and its affiliates to provide fairness opinions to the Partnership and the other Casden Partnerships included in the REIT Transaction. Stanger will be paid an aggregate fee by the Casden Partnerships of up to approximately $455,000, plus $4,100 per property reviewed. The portion of the fee allocable to the Partnership is $27,800, plus $4,100 per Property, or an aggregate of approximately $102,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making site visits and preparing the Fairness Opinion, subject to an aggregate maximum of up to approximately $1,000, plus $600 per Property, and is entitled to indemnification against certain liabilities, including certain liabilities under federal securities laws. Stanger has not been engaged to and has not provided services, and will not participate or otherwise be involved in the REIT private

656661.19
                                      -28-
placement. In addition, Stanger has not been approached or engaged to provide any services in connection with a future public offering by the REIT. No portion of Stanger's fee is contingent upon consummation of the Sale or completion of the REIT Transaction.

Alternatives to the Sale

     The following is a brief discussion of alternatives to the Sale considered by the Managing General Partner and the possible benefits and disadvantages of such alternatives:

     Continuation of the Partnership. One alternative considered by the Managing General Partner was the continuation of the Partnership in accordance with its existing business plan and its Partnership Agreement. However, the Partnership is not currently realizing material cash flow that is available for distribution to the Limited Partners and does not anticipate realizing sufficient cash flow in the future to enable it to make distributions to Limited Partners. Limited Partners will realize an aggregate of approximately $830,000 in current passive activity rental losses for 1997. Depreciation deductions that are primarily responsible for generating losses realized by the Limited Partners should continue to decline until the end of the depreciable lives of the Properties, when taxable income to Limited Partners will exceed cash distributions. Federal depreciation deductions for all of the Properties will no longer be available after January 15, 1999. Furthermore, the Managing General Partner does not believe that the Partnership would be able to realize the potential benefits which the REIT anticipates may be available to it after acquisition of the Real Estate Interests. These potential benefits require the acquisition of (i) the partnership interests held by the local general partners, (ii) the right to manage the Properties, and (iii) the insured mortgage encumbering the Properties, and would require significant additional capital. The Managing General Partner believes it will be impractical to seek additional capital contributions from Limited Partners in order to recapitalize the Partnership and that the Partnership could not access the capital markets. Because there is no active trading market for the Units, and because there are no apparent benefits from continued ownership of Units, Limited Partners may not be able to liquidate their investment in the Units while the Partnership remains in existence. Furthermore, the partnership agreements of the Local Partnerships do not grant the limited partner of such partnerships (REAL V) the right to remove the local general partner or to compel a sale of the assets of such Local Partnership. Because there appears to be no market for the Properties and the Partnership cannot compel a sale of the Properties, the Properties are likely to remain under the control of the local general partners indefinitely if the Sale is not consummated.

     Marketing the Properties for Sale to Third Parties. The Managing General Partner also considered marketing the Properties to third parties. The portfolio of Properties can only be marketed in cooperation with the local general partners. The Managing General Partner does not believe that such alternative is viable or would be in the best interests of the Limited Partners, because the Managing General Partner is not aware of any third party buyers willing to purchase such a portfolio of Properties and believe that, even if such a buyer could be identified, such a sale would be unlikely to result in a purchase price for the Properties as high as the Purchase Price offered in connection with the Sale. In light of the limited cash flow currently generated by the Properties, the degree of control the local general partners exercise over the Properties and the anticipated adverse consequences of the recent changes in the laws and policies applicable to HAP Contracts, the Managing General Partner does not believe that a favorable market for the Properties currently exists. In addition, because REAL V owns limited partnership interests in the Local Partnerships that hold title to the Properties and the general partners of such Local Partnerships are generally unaffiliated with the General Partners of REAL V, the buyout of the local general partners would be necessary for a third party to acquire the Properties. The Managing General Partner believes it would be difficult to find a single buyer for the Properties as a group, and that selling the Properties on a Property-by-Property basis would involve an extensive negotiating process over an extended period of time. During the continuation of such process, the Partnership would continue to be responsible for all costs relating to the Properties and the Partnership's ongoing administrative expenses and there would likely be higher transaction costs, such as brokers' fees and attorneys' fees, relating to sale of the Properties if they were sold individually. The Managing General Partner has not received and has not been advised of any third party offers or indications of interest for any of the Properties.

656661.19
                                      -29-

     The Managing General Partner does not believe there are any third party buyers of low income housing projects that would be able to match the Purchase Price offered by the REIT for the portfolio of Properties. The Managing General Partner believes that it is unlikely that third party buyers could be found to purchase the Real Estate Interests at a higher price than the Purchase Price.

     While the Managing General Partner has not consulted any real estate brokers or other real estate professionals concerning potential purchasers for the Real Estate Interests, based upon the Managing General Partner's experience and familiarity with the market for low income housing, the Managing General Partner does not believe that there are other potential bidders for the Real Estate Interests at the Purchase Price. The Managing General Partner's determination was based upon a number of factors, including the need for a purchaser to negotiate the purchase of the Real Estate Interests with the Partnership and enter into a transaction with the Partnership which would require limited partner approval; the need for a purchaser to negotiate separate transactions with each of the local general partners; the need for a purchaser to have sufficient capital to purchase the interests of the local general partners and the Partnership, and to purchase mortgage loans encumbering the Properties and negotiate restructurings, which the Managing General Partner believes is necessary to realize a return on the investment in the Properties; and the impact of recent changes in the law and regulations of HUD relating to HAP Contracts, which impacts the value of the Properties. As a result, the General Partner believes that any transaction with a potential purchaser would be time consuming, difficult to consummate and unlikely to result in a purchase price higher than the Purchase Price. However, there can be no assurance that a higher purchase price would not be received if the Properties were actively marketed.

     Rollup.  The  Managing  General  Partner  considered  combining  the Casden
Partnerships into a new corporation that would qualify as a REIT entity. As a result of such a transaction, the Limited Partners would have received shares of stock in the REIT (or partnership interests convertible into REIT shares), which would have been listed on a national stock exchange. Such a transaction would be expected to (a) provide investors in the new entity with the opportunity to liquidate their investment through the sale of the shares received in the transaction, (b) permit distribution to investors of a simpler federal income tax Form 1099-DIV (rather than Schedule K-1), and (c) provide investors with the potential for receiving securities with a greater value than the proceeds they will receive as a result of the Sale. Furthermore, such an entity would provide increased asset diversification and, due to its size, improved access to capital markets.

     The Managing General Partner believes, however, that such a transaction would have significant disadvantages. As a result of new legislation and regulations, they believe that obtaining necessary regulatory approvals for a rollup would be very difficult, expensive and time-consuming. The Managing General Partner was not confident that a rollup transaction could be completed within a reasonably practical time period. Furthermore, the Managing General Partner believes that there could be significant selling pressure on the securities issued in connection with a rollup and that such selling pressure might cause the price of the stock of the rollup entity to decline following completion of the rollup transaction.

     Another disadvantage of a rollup transaction is that the transaction would cause the Limited Partners to incur a tax on the gain reflected in the value of the stock of the new entity. The Managing General Partner determined that Limited Partners would not be able to defer taxation through the use of an UPREIT structure due to difficulties likely to be experienced in obtaining approval from various states for the distribution of operating partnership interests. Unless a Limited Partner sold all or a portion of the securities received in the transaction, such Limited Partner would have no additional cash with which to pay the taxes which would result from the completion of a rollup transaction. The need for cash to pay the taxes on the transaction could cause downward pressure on the price of the stock. In addition, a Limited Partner would incur brokerage commissions on the sale of any securities received in a rollup transaction, thereby reducing the net proceeds received in the transaction.

     Reorganization into a REIT. The Managing General Partner considered the advisability of reorganizing the Partnership as a corporation treated as a real estate investment trust. If approved, such a transaction would have

656661.19
                                      -30-
provided some advantages to the Limited Partners. Such a reorganization would be expected to (a) provide investors in the reorganized entity with liquidity, (b) permit distribution to investors of a simpler federal income tax form 1099- DIV (compared to Schedule K-1), and (c) potentially be formed tax free to the Limited Partners. The Managing General Partner was advised that the reorganization of the Partnership into a REIT has a number of significant disadvantages. For example, the small size of the reorganized Partnership, the lack of diversification, the degree of debt relative to equity, and the absence of internalized, integrated management would result in limited markets for the shares of the newly formed real estate investment trust. As a result, the Managing General Partner was advised that it would be unlikely that the real estate investment trust shares would perform well in the market. In addition, the Managing General Partner believes that the size of the resulting real estate investment trust would not enable it to access the capital markets on an advantageous basis.

Recommendation of the Managing General Partner; Fairness

     The recommendation of the Managing General Partner in favor of the Sale is based upon its belief that the Sale is fair to the Limited Partners for, among others, the following reasons: (a) their belief that the terms and conditions of the Sale, including the Aggregate Property Valuation and the Purchase Price, are fair to the Limited Partners of the Partnership; (b) their belief that the alternatives available to the Partnership are not as attractive to the Limited Partners as the Sale; (c) their belief that now may be an opportune time for the Partnership to sell the Properties, given current conditions in the real estate and capital markets; and (d) their belief that the Purchase Price represents a higher amount than a third party would offer the Partnership for the Properties.

     The Managing General Partner has not obtained real estate appraisals to establish the fair market value of the Properties, but, based upon its significant real estate experience, it believes that the Aggregate Property Valuation utilized in connection with determining the Purchase Price is not less than the fair market value of the Properties. In addition, Stanger has opined that the Aggregate Property Valuation used in determining the Purchase Price for the Real Estate Interests is fair to the Limited Partners from a financial point of view.

     The Purchase Price was determined by the Managing General Partner. The Managing General Partner valued the Real Estate Interests using the following methodology. For Local Partnerships with HAP Contracts with expiration dates more than ten years in the future, the Managing General Partner determined the value by taking the aggregate net operating income before interest expense and management fees (as adjusted for dividend restrictions with respect to
Properties subject to dividend restrictions) for such Local Partnership for 1996, less capital expenditures, and applied a capitalization rate of 11%. For Local Partnerships with HAP Contracts with expiration dates greater than six years but less than ten years in the future, the Managing General Partner followed the same procedure, but applied a capitalization rate of 12%. For Local Partnerships with HAP Contracts expiring in six years or less, the Managing General Partner calculated such Local Partnership's distributions for 1996 (or in certain cases used a three year average where the General Partners did not believe that the 1996 distributions were representative), added the management fees payable to the general partner of such Local Partnership for 1996, assumed that these distributions would be received for the balance of the term of the HAP Contracts and discounted these future distributions at a discount rate of 10%. For the Local Partnership with no HAP Contract, the Managing General Partner determined the value by taking the aggregate net operating income before interest expense and management fees, less capital expenditures, applied a capitalization rate of 9%, then deducted $3,500 per apartment unit in consideration of deferred maintenance requirements. In selecting the capitalization rates, the Managing General Partner took into account the expectation that cash flow would be significantly reduced after expiration of the current HAP Contracts and used a higher capitalization rate if the HAP Contracts expired earlier. With respect to the Local Partnerships with HAP Contracts expiring in less than seven years, the Managing General Partner assumed that the Properties would have no residual value upon expiration of the respective HAP Contracts, due to the uncertainties as to future cash flow following the expiration of the term of the HAP Contracts.

     Based on such assumptions, the Managing General Partner determined that the 17 Properties owned by the Local Partnerships that the Managing General Partner currently anticipates will be included in the Sale have an

656661.19
                                      -31-
aggregate value of $50,427,866 (the "Aggregate Property Valuation"). The Managing General Partner subtracted from the Aggregate Property Valuation (i) $5,316,320 for the aggregate estimated value of the general partnership interests in the Local Partnerships (excluding the general partnership interests of the four local general partners that are affiliates of the Managing General Partner) and the local general partners' right to future management fees, including $205,200 attributable to the right to receive the future management fees payable to the four local general partners affiliated with the General Partners (see "THE SALE - Arrangements with General Partners of the Local Partnerships"), and (ii) the outstanding mortgage indebtedness and related party indebtedness of the Local Partnerships of $43,539,873. In no event was the valuation of any of the Real Estate Interests with respect to any of the Local Partnerships reduced below zero on account of such indebtedness. The amount of the Aggregate Property Valuation allocated to the general partnership interests in the Local Partnerships is based in part upon the anticipated cost of buying out the local general partners. The ultimate cost to buy out the unaffiliated general partners of the Local Partnerships will be determined in arms-length negotiations between the Managing General Partner and the general partners of the Local Partnerships. However, while the costs of such buyouts will be paid by the REIT and the buyouts will benefit the REIT, a portion of such costs will be indirectly borne by the Limited Partners. The calculations of the Managing General Partner described above resulted in distributable cash out of the proceeds of the Sale of $1,571,673.

     The Managing General Partner believes that the method used to determine the Purchase Price was reasonable in light of the fact that the Partnership owns limited partnership interests in the Local Partnerships and does not own the Properties directly, and that any sale of the Properties is subject to the approval of the general partners of the Local Partnerships. In addition, as discussed below, recent changes in HUD laws and policies are expected to adversely impact the Partnership's cash flow and prospects.

     Accordingly, the Managing General Partner believes that the Purchase Price is fair and reasonable and exceeds the price that the Partnership would likely receive if the Real Estate Interests were to be sold to a third party or parties. It should be noted that, for purposes of calculating the value of the Real Estate Interests, the Managing General Partner assumed that certain of the Properties would have no residual values upon expiration of the respective HAP Contracts applicable to such Properties, based on its belief that cash flow after expiration of the HAP Contracts will be significantly reduced, as discussed below. The Managing General Partner made the same assumption when determining the capitalization rates used in its valuation calculations. Different assumptions would likely have resulted in different valuations for the Real Estate Interests.

     In determining the valuation of the Real Estate Interests, no adjustment was made for the amount by which the value of assets other than the Properties exceeded liabilities other than mortgage indebtedness because the Managing General Partner does not believe that these assets are material (other than the Reserve Accounts referred to below). In addition, pursuant to certain state housing finance statutes and regulations, certain of the Local Partnerships are subject to limitations on the distributions of dividends to the Partnership. Such statutes and regulations require such Local Partnerships to hold cash flows in excess of such dividend limitations in Reserve Accounts that may be used only for limited purposes. The Purchase Price was calculated without attributing value to the Reserve Accounts. The Managing General Partner believes that federal and state regulatory considerations limiting the availability of the Reserve Accounts to the Partnership have the effect of substantially reducing or eliminating entirely any value attributable to such Reserve Accounts. Nonetheless, the REIT may be able to realize a benefit in the future by obtaining a reduction in the amount required to be held in the Reserve Accounts.

     The Managing General Partner relied on the following qualitative factors in determining that the Sale is fair to the Limited Partners:

     o The Properties do not currently produce significant cash flow and the Partnership has not made distributions to date. The Partnership's investment in the Properties was initially structured primarily to obtain tax benefits, and not to provide cash distributions. Due to changes in the tax laws pursuant to which losses of the Partnership are treated as passive losses and can only be deducted against passive income, most Limited

656661.19
                                      -32-

     Partners are not realizing material tax benefits from continuing to own their limited partnership interests. Accordingly Limited Partners are not receiving material benefits from continuing to hold their interests in the Partnership.

     o Recent changes in HUD laws and policies are expected to adversely affect the Partnership's cash flow and prospects. Under MAHRAA, to the extent that rents are above market, as is the case with most of the Properties, the amount of the HAP Contract payments will be reduced. While MAHRAA also contemplates a restructuring of the mortgage loans to reduce the current debt service on the mortgage loans, it is expected that the combination of the reduced HAP Contract payments and the restructuring of the mortgage loans will result in a significant reduction in the cash flow to the Local Partnerships. In the case of two restructurings that are currently being negotiated by affiliates of the Managing General Partner (involving Section 8 properties owned by partnerships other than the Partnership), the restructurings proposed by HUD will significantly reduce the cash flow from these properties. Furthermore, since the local general partners would control the restructuring negotiations and most of the local general partners' income results from their management fees, there can be no assurance that any restructuring negotiated by local general partners will optimize cash flow to the Partnership. Moreover, there are a number of uncertainties as to the restructuring process, including potential for adverse tax consequences to the Limited Partners. The Managing General Partner does not believe that the "market" rents generated by the Properties after reduction of the HAP Contract payments under MAHRAA will be materially in excess of the debt service and operating expenses on such Properties after expiration of the applicable HAP Contracts and accordingly do not expect the Properties to produce any significant cash flow at such time. When determining the Purchase Price offered for the Real Estate Interests, the Managing General Partner ascribed no residual value to certain Properties. The Managing General Partner believes that it is highly unlikely that the Limited Partners of the Partnership will benefit from any restructuring under MAHRAA.

     o Due to the Partnership's limited current cash flow and the uncertainties created by MAHRAA, the Managing General Partner does not believe that the Properties could be sold to a third party on terms comparable to those of the proposed Sale. In addition, REAL V owns only limited partnership interests in the Local Partnerships that hold title to the Properties and the general partners of such unaffiliated Local Partnerships are unaffiliated with the General Partners of REAL V. As a result, the simultaneous buyout of the local general partners is necessary in order to acquire the Properties. Accordingly, it would be difficult for the Partnership to seek a third party buyer for all of its Real Estate Interests.

     The Managing General Partner did not quantify, reach independent conclusions regarding or otherwise assign relative weights to the individual qualitative factors listed above. Instead, the Managing General Partner considered the diminishing prospects of the Partnership in light of the totality of the circumstances. The Managing General Partner believe that each of the factors considered supported their determination that the Sale was fair to the Limited Partners.

     The REIT has offered to purchase the Real Estate Interests because the acquisition of such interests is an important component in the formation of the REIT and such acquisition may assist the REIT in carrying out its strategy of acquiring the FHA-insured mortgage loans encumbering the Properties and generating cash flow in connection with such loans. The REIT intends to purchase the local general partners' general partnership interests, including the right to manage the Properties. The Managing General Partner believes that acquisition by the REIT of the Real Estate Interests, the partnership interests of the local general partners, the right to manage each of the Properties, and the insured mortgage indebtedness currently encumbering the Properties will allow it to (i) earn fee income through the property management functions formerly performed by the local general partners and (ii) restructure the mortgage loans on the Properties on terms more advantageous than could be obtained by the Partnership. The REIT's greater access to the capital markets will allow it to take advantage of opportunities to realize additional cash flow through the transactions referred to in the preceding sentence that are unavailable to the Partnership and inconsistent with the Partnership's original objectives. The Partnership's investment objectives contemplated that the Partnership would dispose of its Real Estate Interests and liquidate. The Partnership's

656661.19
                                      -33-
investment objectives did not contemplate the Partnership raising additional capital or acquiring additional partnership interests or mortgage loans, which is necessary to realize the potential benefits anticipated by the REIT.

     The Managing General Partner also considered the fairness of the terms of the Sale, including the allocation of the Aggregate Property Valuation to the local general partners and the Purchase Price. REAL V owns limited partnership interests in the Local Partnerships that hold title to the Properties that the REIT has offered to purchase. The simultaneous buyout of the local general partners is necessary in order to enable the Partnership to realize the value of its Real Estate Interests. Accordingly, the amount required to be paid by a purchaser (whether a third party buyer or the REIT) to purchase the interests of the local general partners will have the effect of reducing the amount of consideration which a buyer is willing to pay for the Partnership's Real Estate Interests. The amounts that the Managing General Partner proposes to pay to the unaffiliated local general partners in connection with the buyouts of such local general partners will be determined in arms-length negotiations. The Managing General Partner believes that the terms of such buyouts are fair to the Partnership. Therefore, the Managing General Partner believes that, while the amount paid to the local general partners affects the amount of distribution to Limited Partners and the buyout of the local general partners' interests will benefit the REIT, the terms of these transactions are fair to the Partnership and the Limited Partners. In addition, the Managing General Partner believes that the amount to be distributed to the Limited Partners from the Sale is fair to the Limited Partners. The distributions represent the Purchase Price plus $1,000,000 of cash held by the Partnership, less expenses that the Managing General Partner believes are reasonable and customary.

     Set forth below are estimates of the value of the Units based on recent sale prices. It should be noted that the estimated values are based on certain assumptions, including selling costs and other expenses, costs, offsets and contingencies attributable to the sale of assets and liquidation of the Partnership, and such estimates may not be a reliable basis for valuing the Units. While the Managing General Partner believes it has a reasonable basis for the assumptions made, it is unlikely that all of the assumptions employed by the Managing General Partner will prove to be accurate in all material respects. Such assumptions were selected to simplify the analysis and may not approximate the actual experience of the Partnership. The estimated values of the Units would have been different if the Managing General Partner had made different assumptions. The original cost per Unit was $5,000.



656661.19
                                      -34-

     The following table sets forth certain measures of value and permits a comparison of these measures against the amount each Limited Partner would receive per unit from the Sale and subsequent liquidation of the Partnership:



                               Secondary Market Prices(2)
                        -----------------------------------------

     Amount to be               High                 Low
     Received from      -----------------------------------------
       Sale and
    Liquidation(1)
-----------------------------------------------------------------
        $652.00                $250.00             $132.50
---------------------

 (1) This amount is an estimate of the total amount expected to be distributed per Unit to Limited Partners as a result of the liquidation of the Partnership after the Sale. This amount includes the proceeds of the Sale plus cash available for distribution. This amount will be distributed in one or a series of distributions.

 (2) Based on the high and low value of Unit sales made during the twelve months ending December 31, 1997, as compiled by NAPICO. NAPICO has advised that its methodology for compiling trade prices is as follows: Trade price information reflects per Unit transaction prices for trades involving the purchase of Units by third- party investors during the applicable period. Firms supplying trade price data are instructed to provide information only on those transactions whereby third-party investors acquired Units from or through such firms. Due to commission and mark-ups, sellers of Units typically receive less than the amounts paid for Units by buyers as set forth in the table.

     The Limited Partners, in reviewing these measures of value, should carefully review the procedures that have been followed in computing these measures and, in particular, should recognize the limitations of these measures as indicators of the fair market value of the Units or of the assets of the Partnerships, as the case may be.

     Secondary and Market Prices for Units. The information in the table above under the heading "Secondary Market Trades" shows the highest and lowest Unit sale prices as reported to NAPICO by certain secondary market firms involved in sales of the Units over the twelve-month period ended December 31, 1997. When gathering such data, NAPICO requests that the recorded prices per Unit include any mark-ups for Units sold by the firms acting as principals in the secondary market transactions and include any commissions charged by them for facilitating the transactions, unless the firms acted as retail brokers.

     No established market for the Units was ever expected to develop and the secondary market transactions for the Units have been limited and sporadic. It is not known to what extent the transactions in the secondary market are between buyers and willing sellers, each having access to relevant information regarding the financial affairs of the Partnerships, expected value of their assets, and their prospects for the future. Many transactions in the secondary market are believed to be distressed sales where sellers are highly motivated to dispose of the Units and willing to accept substantial discounts from what might otherwise be regarded as the fair value of the interest being sold, to facilitate the sales. Secondary market prices generally do not reflect the current market of the Partnerships' assets, nor are they indicative of total return, because tax benefits received by original investors are not reflected in such price. Nonetheless, notwithstanding these qualifications, the secondary market prices, to the extent that the reported data are reliable, are indicative of the prices at which the Units trade in the illiquid secondary markets.

     On March 2, 1998, the Limited Partners received an offer from Bond Purchase L.L.C. to purchase up to 4.9% of the outstanding Units at a purchase price of $615.00 per Unit.


656661.19
                                      -35-

     The Managing General Partner did not give any specific weight to any one of the foregoing factors but viewed them in the aggregate in supporting its fairness determination. The Managing General Partner recommends that the Sale be approved by the Limited Partners. Limited Partners should note, however, that the Managing General Partner's recommendation is subject to inherent conflicts of interest. See "CONFLICTS OF INTEREST."

     Other Measures of Value. The Managing General Partner has not calculated a going concern value or a liquidation value of the Units. Due to the anticipated reduction in HAP payments at the expiration of HAP Contracts, as described above, and the uncertainties relating to the impact on cash flow of the restructuring of the FHA-insured mortgage loans, the Partnership does not believe there is a sufficient basis to estimate future cash flow from the Properties and calculate going concern value. Similarly, due to the limited cash flow from the Properties and the potential impact of the anticipated reductions in payments under HAP Contracts, and the absence of future tax benefits from the Properties, the Partnership does not believe that there is a sufficient market for estimating the fair market value of the Properties. The Managing General Partner has not calculated an estimate of the liquidation value of the Units assuming that the Partnership's Properties were sold at their book value. The net book value of the Properties (i.e. book value less mortgage indebtedness) is less than zero, which is common with real estate that has been held for an extended period. The book value of the real estate assets is based upon the original cost of those assets, increased for capital expenditures and reduced for accumulated depreciation, computed in accordance with generally accepted accounting principles. The Managing General Partner did not obtain appraisals of the Properties because, given the large number of Properties, the nature of the Properties, the uncertainties resulting from the changes in law and policy relating to payments under HAP Contracts, and the relatively small value of each of the Properties, the Managing General Partner does not believe that the benefits to be derived from such appraisals justified the expense to the Partnership. The Managing General Partner does not believe that the price that Unitholders originally paid for their Units was relevant in determining the Purchase Price for the Real Estate Interests and therefore gave it no weight when determining the fairness of the proposed Sale. The Units were offered primarily to provide tax benefits to Limited Partners and only secondarily to provide return of capital or appreciation in value. In addition, due to recent changes in HUD law and policies relating to HAP Contracts, the potential future return from the Properties, and therefore the economic value of the Properties themselves, has been materially reduced. REAL V was originally structured to take advantage of opportunities provided by the Internal Revenue Code and the United States Housing Act. Changes in the tax code and the housing act have to a large extent eliminated such opportunities and have adversely affected the economic value of the Properties. In light of the current regulatory environment for tax-driven low-income housing investments, the Managing General Partner does not believe that the 1982 offering price of the Units should be a material factor in calculating the Purchase Price for the Real Estate Interests. Accordingly, the Managing General Partner does not believe that the purchase price originally paid by Limited Partners for their Units is relevant to the determination of the adequacy of the Purchase Price on a sale of the Real Estate Interests.

IV.  AMENDMENTS TO THE PARTNERSHIP AGREEMENT

     Certain Amendments to the Partnership Agreement are necessary in connection with the consummation of the Sale. The Partnership Agreement currently prohibits a sale of any of the Properties to the General Partners or their affiliates. Accordingly, consent of the Limited Partners is being sought for an amendment to the Partnership Agreement that eliminates such prohibition.

     The Partnership Agreement also requires that any agreement entered into between the Partnership and the General Partners or any affiliate of the General Partners shall provide that it may be canceled at any time by the Partnership without penalty upon 60 days' prior written notice. It is the position of the Managing General Partner that the Termination Provision does not apply to the Sale; nevertheless, the Managing General Partner is seeking approval of the Limited Partners to an amendment to the Partnership Agreement that eliminates the Termination Provision in connection with the Sale and any future disposition of the Properties.


656661.19
                                      -36-

     The Partnership Agreement also prohibits the Partnership from selling any Property or any interest in a Property if the cash proceeds from such sale would be less than the state and federal taxes applicable to such sale, calculated using the maximum tax rates then in effect (the "Tax Requirement"). The Managing General Partner is seeking the approval of the Limited Partners to an amendment to the Partnership Agreement that modifies the Tax Requirement so as to allow the Partnership to calculate the aggregate net tax liability from a sale of a Property or Properties by subtracting from the aggregate tax payable on the gain from such sale the tax benefit resulting from the ability to deduct his, her or its suspended passive losses against ordinary income, assuming that the Limited Partner has sufficient ordinary income that would otherwise have been taxed at the 39.6% marginal tax rate for federal income tax purposes to fully utilize such losses at such rate, and assuming a state income tax rate of 5%. By approving such Amendment, the Limited Partners are relinquishing a potential benefit conferred by the terms of the Partnership Agreement. However, the Managing General Partner believes that it would not be possible to find a buyer willing to purchase the Partnership's portfolio of Properties under the conditions currently specified in the Partnership Agreement, because compliance with such conditions would result in a purchase price for the Properties substantially higher than their fair market value.

     The consent of Limited Partners holding a majority of outstanding Units is required in order to amend the Partnership Agreement. Limited Partners must approve the proposed Sale and each of the three proposed Amendments in order to allow consummation of the Sale.

V.  CONFLICTS OF INTEREST

General

     Due to the key role of affiliates of the General Partners in the organization of the REIT, and the relationships among the General Partners, the Casden Partnerships, Casden and Casden's directors and officers, the Managing General Partner has certain conflicts of interest in recommending the Sale to the Limited Partners. Some important conflicts are:

     1. The terms of the Sale were established by the REIT and the Managing General Partner, which are related parties. Accordingly, the terms and conditions of the proposed Sale were not determined through arms-length negotiations. There can be no assurance that arms-length negotiations would not have resulted in terms more favorable to the Limited Partners.

     2. Although the General Partners are accountable to the Partnership and the Limited Partners as fiduciaries and are obligated to exercise good faith and fair dealing toward other members of the Partnership, and although Stanger provided an independent opinion with respect to the fairness of the Aggregate Property Valuation utilized in connection with determining the Purchase Price, no independent financial or legal advisors were engaged to determine the Purchase Price or to represent the interests of the Limited Partners. There can be no assurance that the involvement of financial or legal advisors, or other third parties, on behalf of the Limited Partners would not have resulted in a higher Purchase Price or terms more favorable to the Limited Partners.

     3. If the REIT Transaction is consummated, affiliates of the General Partners will receive substantial interests in the REIT in exchange for the contribution of real property assets and the property management operations of Casden, including direct or indirect interests in the General Partners. The General Partners anticipate that they will receive significant economic benefits as a result of receiving interests in the REIT. Such interests in the REIT are likely to enjoy greater liquidity than the General Partners' current interests in the Partnership if the REIT successfully completes an initial public offering following its initial formation as a private REIT. Unlike Casden and its affiliates, the Limited Partners will not have the right to participate in the REIT. It is anticipated that approximately 51% of the equity securities of the REIT will be held by Casden and its affiliates following the Private Placement, based on the terms of the Private Placement as currently contemplated.


656661.19
                                      -37-

     4. It is anticipated that the return from the interests in the REIT to be received by the General Partners and their affiliates in connection with the REIT Transaction will exceed the return such persons currently receive from the real estate assets and business such persons will contribute or sell to the REIT. The implied value of the REIT's securities (based on the pricing of the REIT's securities in the Private Placement and in contemplated subsequent public offerings, if consummated) that will be attributed to the other assets being contributed to the REIT may exceed the Purchase Price paid by the REIT for such interest in the Properties because of (i) the combination of real estate assets and businesses and the resultant opportunities for enhanced access to equity capital and financing alternatives that are likely to be available to the REIT;
(ii) the expected liquidity of the REIT's capital stock; (iii) the current favorable public market valuation of real estate investment trusts; (iv) the inclusion of certain real estate business and management companies owned by affiliates of Casden in the REIT; and (v) the greater asset diversification of the REIT, and other factors. Such realization of excess value is dependent on economic, interest rate and real estate market trends, as well as market conditions at the time of the formation of the REIT and the Private Placement (and subsequent public offering) of its securities and, if realized, will likely provide affiliates of the General Partners with significant economic benefits.

     5. Substantially all of the officers and employees of Casden and its affiliates will be employed as officers and employees of the REIT or its subsidiaries. For their services as officers, directors or employees of the REIT, such persons will be paid a salary and may be eligible to participate in the REIT's bonus plan, option plan and other employee benefit plans. In addition, through the REIT Transaction, the REIT will ensure continuity of the business established by the General Partners and their affiliates. The Properties, if acquired by the REIT will continue to be managed by the REIT's officers and employees for as long as the REIT continues to own the Properties. In addition, unlike the Partnership, the REIT will have the ability to reinvest proceeds from any future sale of the Properties. The REIT will therefore afford ongoing employment opportunities for those persons currently employed to assist with the administration and day-to-day operations of the Properties and the REIT.

     6. The Managing General Partner is currently in the process of structuring a buyout of the interests in the Local Partnerships held by the general partners of the Local Partnerships. There can be no assurance that the Managing General Partner will be able to successfully complete the buyouts from such unaffiliated general partners on acceptable terms. To the extent that the ultimate cost of such buyouts exceeds the Managing General Partner's current estimates of such cost, the distributions to Limited Partners resulting from the Sale will be reduced. In addition, the value attributed to the management fees payable to the general partners of the four Local Partnerships affiliated with the General Partners was deducted from the Aggregate Property Valuation when determining the Purchase Price payable to the Limited Partners. The right to receive such management fees will be transferred to the REIT in connection with the Sale, and affiliates of the General Partners will have a substantial interest in the REIT.

Fiduciary Responsibility

     The General Partners are accountable to the Partnership and the Limited Partners as fiduciaries and consequently are obligated to exercise good faith and fair dealing toward other members of the Partnership. The Partnership Agreement provides that the General Partners and their officers, directors, employees, agents, affiliates, subsidiaries and assigns are entitled to be indemnified for any claim, loss, expense, liability, action or damage resulting from any act or omission performed or omitted by them pursuant to the Partnership Agreement, but the General Partners are not entitled to be indemnified or held harmless for any act or omission constituting fraud, negligence, breach of fiduciary duty or willful misconduct. In addition, pursuant to the Partnership Agreement, the General Partners have no liability or obligation to the other partners or the Partnership for any decision made or action taken in connection with the discharge of their duties under the Partnership Agreement, if such decision or action was made or taken in good faith.

     If a claim is made against the General Partners in connection with their actions on behalf of the Partnership with respect to the Sale, the General Partners expect that they will seek to be indemnified by the Partnership with

656661.19
                                      -38-
respect to such claim. Any expenses (including legal fees) incurred by the General Partners in defending such claim shall be advanced by the Partnership prior to the final disposition of such claim, subject to the receipt by the
Partnership of an undertaking by the General Partners to repay any amounts advanced if it is determined that the General Partners' actions constituted fraud, bad faith, gross negligence, or failure to comply with any representation, condition or agreement contained in the Partnership Agreement. As a result of these indemnification rights, a Limited Partner's remedy with respect to claims against the General Partners relating to the General Partners' involvement in the sale of the Partnership's interest in the Properties to the REIT could be more limited than the remedy which would have been available absent the existence of these rights in the Partnership Agreement. A successful claim for indemnification, including the expenses of defending a claim made, would reduce the Partnership's assets by the amount paid.

VI.  SELECTED FINANCIAL INFORMATION

     The following table sets forth selected historical financial and operating data of the Partnership for the fiscal years ended December 31, 1997, 1996, 1995, 1994, and 1993.

     The selected historical financial and operating data of the Partnership for the nine months ended September 30, 1997 and September 30, 1996 are derived from unaudited financial statements of the Partnership which, in the opinion of the Managing General Partner, include all adjustments (consisting only of normal recurring items unless otherwise disclosed) necessary for a fair presentation of the Partnership's financial position and results of operations. The results set forth for the nine months ended September 30, 1997 and September 30, 1996 are not necessarily indicative of results to be expected for a full year.

     The  following   information   should  be  read  in  conjunction  with  the
Partnership's Annual Report on Form 10- K and its Quarterly Report on Form 10-Q attached hereto as Annexes B and C, respectively.



                                                                         Year Ended December 31,

                                                         1997          1996         1995        1994             1993
                                                       -------        -------      -------     ------         --------

Interest Income......................................$      93,956 $     65,261 $    60,997 $     44,640 $     35,186

Operating Expenses...................................      609,379      352,803     348,213      350,438      371,425

Loss From Operations.................................    (515,423)    (287,542)   (287,216)    (305,798)
Distributions From Limited Partnerships
Recognized as Income.................................      381,171     215,140      221,276      218,651      245,331


Equity in Income of Limited Partnerships
and amortization of acquisition costs................      503,765      371,644     455,651      393,230      262,614


Net Income...........................................$     369,513 $    299,242 $   389,711 $   306,083  $    171,706

Net Income allocated to Limited Partners.............$     365,817 $     296,249$   385,814 $    303,022 $     169,989

Net Income per Limited Partnership Interest..........$          47 $          38$        50 $         39 $         22


Total assets.........................................$   3,795,448     3,259,178$ 2,979,971 $  2,592,397 $  2,255,550


Investments in Limited Partnerships..................$   1,616,811 $   1,305,672$ 1,103,818 $    884,383 $    659,376


Partners' Equity.....................................$   3,618,713 $   3,249,200$ 2,949,958 $  2,560,247 $  2,254,164

Limited Partners' Equity.............................$   3,739,871 $  3,374,054 $  ,077,805 $  2,691,991 $   2,388,969
Limited Partners' Equity per limited
partnership interest.................................$         479 $        432 $       394 $        345 $         306





656661.19
                                      -39-

VII.  FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the material tax consequences relating to the proposed Sale and the distribution of approximately $652 per Unit. However, each Limited Partner is urged to consult his, her or its own tax advisor for a more detailed explanation of the specific tax consequences to such Limited Partner from the Sale.

         Upon consummation of the Sale, and subject to the passive activity rules described below, each Limited Partner will recognize his, her or its share of the taxable gain of the Partnership to the extent that the sum of (i) the cash, plus (ii) the fair market value of any property received by the Partnership on the Sale plus (iii) the outstanding principal amount of the Partnership's nonrecourse indebtedness, exceeds the Partnership's adjusted basis for the Properties. Gain realized by the Partnership on the Sale will generally be a Section 1231 gain (i.e., long-term capital gain, except for the portion thereof which is taxable as ordinary income due to depreciation recapture). A Partner's share of gains and losses from Section 1231 transactions from all sources would be netted and would be taxed as capital gains or constitute ordinary losses, as the case may be. A net Section 1231 gain for a taxable year will be treated as capital gain only to the extent such gain exceeds the net
Section 1231 losses for the five most recent prior taxable years not previously recaptured. Any gain attributable to a Limited Partner's share of depreciation recapture will be taxed at ordinary income rates.

         The taxable income realized by each Limited Partner by reason of the Sale should be characterized as income from a "passive activity" and may be offset by a Limited Partner's available "passive activity losses" (including suspended losses). Under the Tax Reform Act of 1986 (the "1986 Act") losses from passive activities may only be offset against income from passive activities or may be deducted in full when the taxpayer disposes of the passive activity from which the loss arose. However, pursuant to a transitional rule contained in the 1986 Act, a certain percentage of losses from a passive activity which was held by the taxpayer on the date of the enactment of the 1986 Act (i.e., October 22, 1986) and at all times thereafter was permitted to offset any type of income during the years 1987 through 1990.

         It is estimated that as a consequence of the Sale, each Limited Partner will have taxable income equal to approximately $6,676 per Unit all of which will constitute long-term capital gain. The income tax consequences of the Sale to any Limited Partner depends in large part upon the amount of losses that were allocated to such Limited Partner by the Partnership and the amount of such losses which were applied by such Limited Partner to offset his or her taxable income. If a Limited Partner has not utilized any of the passive activity losses allocated to such Limited Partner in excess of those amounts permitted under the transitional rule relief described above, the Limited Partner will have a net federal and state tax benefit of approximately $81. Because passive losses are only deductible against passive income after 1986 (subject to certain transitional rules), the Managing General Partner does not have any basis for determining the amount of such passive losses which have previously been utilized by Limited Partners. The anticipated cash distribution of approximately $652 per Unit would be sufficient to pay the federal and state tax liability arising from the Sale, assuming a federal capital gains rate of 25%, the current capital gains rate for the portion of net section 1231 gain attributable to unrecaptured section 1250 gain and that Limited Partners have suspended passive losses of $4,672 per Unit from the Partnership (which is the amount of passive losses that a Limited Partner would have it had it not utilized any of its passive losses (except to the extent permitted under the transitional rule)) and assuming an effective state tax rate of 5% and would result in a net benefit, after federal and state income taxes, of $733. The net tax liability was calculated by deducting from the tax payable on the gain from the sale (calculated at a federal tax rate of 25% since all of the income is attributable to depreciation not recaptured as ordinary income and taxed at capital gains rates), the tax benefit resulting from the ability to deduct the suspended passive losses against ordinary income (which is permitted following disposition of the passive activity) assuming that the Limited Partner has sufficient ordinary income which would otherwise have been taxed at the 39.6% marginal tax rate for federal income tax purposes to fully utilize such losses at such rate, and assuming a state income tax rate of 5%. In addition to assuming federal income tax rates, the calculation of income tax liability of a Limited Partner assumes that such Limited Partner has no net Section 1231 losses for the five most recent prior taxable years. If this latter assumption is not applicable to a Limited Partner, the income tax liability of such Limited Partner could

656661.19
                                                       -40-
increase because certain income would be taxed at ordinary, instead of capital gains tax rates. Limited Partners are advised to consult with their own tax advisors for specific application of the tax rules where the above-described assumption is not applicable. The foregoing does not take into consideration the effect of any local tax liabilities that may be applicable to the Sale.

         The Managing General Partner believes that there were reasonable bases for the foregoing assumptions. In light of the suitability standards that Limited Partners met at the time of their original investment in the Partnership and the types of investors who would have invested in an investment primarily intended to provide tax benefits, the Managing General Partner assumed for purposes of calculating the tax liabilities resulting from the proposed Sale that each Limited Partner will have taxable income in excess of $155,950 (which is the income level at which married taxpayers filing joint returns effectively become subject to a 39.6% marginal rate) in 1998. While the financial circumstances of the Limited Partners may vary considerably, the Managing General Partner believes it is reasonable to assume that the majority of the current Limited Partners will be in the highest federal tax bracket in 1998. The Managing General Partner believes that while state tax rates vary from state-to-state, the average state tax rate for individuals who itemize deductions is approximately 5%. The General Partners calculated the tax benefit from the suspended passive losses at 44.6% (39.6% federal rule plus 5% state rate)

         To the extent that a Limited Partner was able to utilize more passive activity losses than were available under the transitional rules (e.g., because such Limited Partner had passive income from other sources) to offset his, her or its taxable income, the estimated federal income tax liability of such Limited Partner would substantially increase. Thus, for example, if a Limited Partner had no suspended passive activity losses to carry forward, it is estimated that such Limited Partner would have a federal and state income tax liability equal to approximately $2,079 per Unit, or $1,427 in excess of the distribution of $652 per Unit. In addition, to the extent that a Limited Partner does not have sufficient ordinary income taxed at a 39.6% marginal rate to fully utilize the suspended passive losses against such income, the Limited Partner's net tax benefits from the Sale would be reduced and the Limited Partner is likely to be incur net tax costs in excess of the cash distributions which will be received.

         BECAUSE IT IS IMPOSSIBLE TO KNOW THE AMOUNT OF LOSSES ANY LIMITED PARTNER HAS APPLIED TO OFFSET HIS, HER OR ITS TAXABLE INCOME, THE MANAGING GENERAL PARTNER CANNOT ESTIMATE THE INCOME TAX LIABILITY OF EACH LIMITED PARTNER ARISING FROM THE SALE, THEREFORE, EACH LIMITED PARTNER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR CONCERNING THE INCOME TAX CONSEQUENCES OF CONSENTING TO THE SALE WITH RESPECT TO SUCH LIMITED PARTNER'S OWN TAX SITUATION.


VIII.  LEGAL PROCEEDINGS

         On June 25, 1997, the Securities and Exchange Commission (the "Commission") entered into a consent decree with NAPICO, three members of NAPICO's senior management and three affiliated entities (collectively, the "NAPICO Affiliates") in connection with their alleged roles in two separate series of securities laws violations. In connection therewith, certain NAPICO Affiliates agreed to cease and desist from committing or causing securities law violations. In addition, National Partnership Equities, Inc. ("NPEI"), a brokerage firm affiliated with NAPICO, agreed to undergo a review of certain of its policies and procedures and pay a $100,000 penalty. The NAPICO Affiliates consented to the above sanctions and relief without admitting or denying the Commission's findings.

         The two series of securities law violations relate to the NAPICO Affiliates' (i) satisfying the minimum offering threshold of a "part or none" private placement by utilizing a subscription from a non-bona fide investor and failing to disclose such violation in subsequent offering materials for such private placement and (ii) failing to disclose in the periodic reports for another of its programs the fact that such program's cash was used to pay the expenses of properties not owned by such program that were managed by an affiliate and failing to maintain adequate internal controls to detect such violations.

656661.19
                                                       -41-

IX.  LIMITED PARTNERS CONSENT PROCEDURE

Distribution of Solicitation Materials

         This Consent Solicitation Statement and the related Consent are first being mailed to Limited Partners on or about ________ __, 1998. Only Limited Partners of record on ___________, 1998 (the "Record Date") will be given notice of, and allowed to give their consent regarding, the matters addressed in this Consent Solicitation Statement.

         This Consent Solicitation Statement, together with the Consent and the letter from the Managing General Partner, constitute the Solicitation Materials to be distributed to the Limited Partners to obtain their votes for or against the Sale. The Solicitation Period is the time frame during which Limited Partners may vote for or against the Sale. The Solicitation Period will commence upon the date of delivery of this Consent Solicitation Statement and will continue until the earlier of (i) _________, 1998 or such later date as may be determined by the Managing General Partner and (ii) the date upon which the Managing General Partner determines that a Majority Vote has been obtained. At its discretion, the Managing General Partner may elect to extend the Solicitation Period. Under no circumstances will the Solicitation Period be extended beyond ______________, 1998. Any Consents delivered to the Partnership prior to the termination of the Solicitation Period will be effective provided that such Consents have been properly completed, signed and delivered.

         As permitted by the Partnership Agreement, the Partnership has not scheduled a special meeting of the Limited Partners to discuss the Solicitation Materials or the terms of the Sale.

Voting Procedures and Consents

         Limited Partners of record as of the Record Date will receive notice of, and be entitled to vote, with respect to the Sale. Consent to the Sale will also include consent to Amendments to the Partnership Agreement that (i) eliminate a restriction against sales of Partnership assets to affiliates of the General Partners; (ii) eliminate the Termination Provision in connection with the Sale and (iii) modify the Tax Requirement to allow the Partnership to assume, for purposes of calculating taxes, that all of the passive losses from the Partnership are available to Limited Partners.

         The Consent included in the Solicitation Materials constitutes the ballot to be used by Limited Partners in casting their votes for or against the Sale. By marking this ballot, the Limited Partner may either vote "for," "against" or "abstain" as to the Partnership's participation in the Sale. Once a Limited Partner has voted, he may not revoke his vote unless he submits a second Consent, properly signed and completed, together with a letter indicating that this prior Consent has been revoked, and such second Consent is received by ________________ (the "Tabulator") prior to expiration of the Solicitation Period. See "Withdrawal and Change of Election Rights" below.

         The Sale will not be completed unless it is approved by a Majority Vote. See "THE SALE--Conditions" for a discussion of the other conditions precedent to the Sale. BECAUSE APPROVAL REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST, FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE SALE.

         Any Limited Partner who returns his Consent signed but does not specify "for," "against" or "abstain" will be deemed to have voted "for" the Sale.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the Consent will be determined by the Tabulators, whose determination will be final and binding. The Tabulators reserve the absolute right to reject any or all Consents that are not in proper form or the acceptance of which, in the

656661.19
                                                       -42-
opinion of the General Partners' counsel, would be unlawful. The Tabulators also reserve the right to waive any irregularities or conditions of the Consent as to particular Units. Unless waived, any irregularities in connection with the Consents must be cured within such time as the Tabulators shall determine. The Partnership, the General Partners and the Tabulators shall be under no duty to give notification of defects in such Consents or shall incur liabilities for failure to give such notification. The delivery of the Consents will not be deemed to have been made until such irregularities have been cured or waived.

Completion Instructions

         Each Limited Partner is requested to complete and execute the Consent in accordance with the instructions contained therein. For his Consent to be effective, each Limited Partner must deliver his Consent to the Tabulator at any time prior to the termination of the Solicitation Period to the Partnership at the following address:

         A pre-addressed stamped envelope for return of the Consent has been included with the Solicitation Materials. Limited Partners may also telecopy an executed copy of this Consent to the Partnership at ______________. The Consents will be effective only upon actual receipt by the Partnership. The method of delivery of the Consent to the Partnership is at the election and risk of the Limited Partner, but if such delivery is by mail it is suggested that the mailing be made sufficiently in advance of _______ __, 1998 to permit delivery to the Partnership on or before such date.

Withdrawal and Change of Election Rights

         Consents may be withdrawn at any time prior to the expiration of the Solicitation Period. In addition, subsequent to submission of his Consent but prior to expiration of the Solicitation Period, a Limited Partner may change his vote in favor of or against the Sale. For a withdrawal or change in vote to be effective, a written or facsimile transmission notice of withdrawal or change in vote must be timely received by the Tabulator at its address set forth under "Completion Instructions" above and must specify the name of the person having executed the Consent to be withdrawn or vote changed and the name of the registered holder if different from that of the person who executed the Consent.

No Dissenters' Rights of Appraisal

         Under the Partnership Agreement and California law, Limited Partners do not have dissenters' rights of appraisal. If the Sale is approved by a Majority Vote, and the other conditions to consummation of the Sale are satisfied, all Limited Partners, both those voting in favor of the Sale and those not voting in favor, will be entitled to receive the resulting cash distributions.

Solicitation of Consents

         The Managing General Partner and its officers, directors and employees may assist in the solicitation of consents and in providing information to Limited Partners in connection with any questions they may have with respect to this Consent Solicitation Statement and the voting procedures. Such persons and entities will be reimbursed by the Partnership for out of pocket expenses in connection with such services. The Partnership may also engage third parties to assist with the solicitation of Consents and pay fees and reimburse the expenses of such persons.

         YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN, AND DATE THE ENCLOSED CONSENT AND RETURN IT IN THE ENCLOSED SELF-ADDRESSED, STAMPED ENVELOPE PROMPTLY.


656661.19
                                                       -43-

         If you have any questions about the consent procedure or require assistance, please contact MacKenzie Partners, the Partnership's consent solicitation agent, at 212-929-5500.

X.  IMPORTANT NOTE

         It is important that Consents be returned promptly. Limited Partners are urged to complete, sign and date the accompanying form of Consent and mail it in the enclosed envelope, which requires no postage if mailed in the United States, so that their vote may be recorded.

_________ ___, 1998



656661.19
                                                       -44-

                        REAL ESTATE ASSOCIATES LIMITED V
                             9090 Wilshire Boulevard
                         Beverly Hills, California 90211

            THIS CONSENT IS SOLICITED BY THE MANAGING GENERAL PARTNER
                       OF REAL ESTATE ASSOCIATES LIMITED V

                           CONSENT OF LIMITED PARTNER

         The undersigned hereby gives written notice to Real Estate Associates Limited V (the "Partnership") that, with respect to the transaction by which the Partnership proposes to sell all of its real estate assets to a real estate investment trust formed by affiliates of certain general partners of the Partnership or to a subsidiary partnership of the REIT, the undersigned votes all of his, her or its units of limited partnership interest as indicated below:

On the proposal to sell all of the interests of the Partnership in the real estate assets of nineteen limited partnerships in which the Partnership holds a limited partnership interest to a real estate investment trust or its affiliate to be organized by Casden Properties, and to authorize the Managing General Partner to take any and all actions that may be required in connection therewith, including the execution on behalf of the Partnership of such amendments, instruments and documents as shall be necessary to reflect the transfer of the general and limited partnership interests and to authorize the Managing General Partner to sell any remaining real estate interests not transferred to such real estate investment trust or its affiliates pursuant to the proposal without further consent of the Limited Partners.

         FOR                    AGAINST                        ABSTAIN
         / /                     / /                             / /

On the proposal to approve an amendment to the Partnership Agreement that eliminates a provision prohibiting the Partnership from selling any Property to a General Partner or its affiliate.

         FOR                  AGAINST                        ABSTAIN
         / /                    / /                             / /

On the proposal to approve an amendment to the Partnership Agreement that eliminates a provision allowing the Partnership to cancel, upon 60 days' prior written notice, any agreement entered into between the Partnership and a General Partner or an affiliate of a General Partner.

         FOR                 AGAINST                        ABSTAIN
         / /                    / /                             / /

On the proposal to approve an amendment to the Partnership Agreement that modifies certain tax provisions so as to allow the Partnership to calculate the tax liability from a sale of a Property by subtracting from the tax payable on the gain from such sale the tax benefit resulting from the ability to deduct a Limited Partner's suspended passive losses against ordinary income, assuming that the Limited Partner has sufficient ordinary income that would otherwise have been taxed at the 39.6% marginal tax rate for federal income tax purposes to fully utilize such losses at such rate, and assuming a state income tax rate of 5%.

         FOR                AGAINST                        ABSTAIN
         / /                  / /                             / /


656661.19
                                                       -45-

                           The undersigned acknowledges receipt from the Managing General Partner of the Consent Solicitation Statement dated _________ __, 1998.

Dated:  _____________, 199_                    _______________________________
                                               Signature
                                               -------------------------------
                                               Print Name
                                               -------------------------------
                                               Signature (if held jointly)
                                               -------------------------------
                                               Print Name
                                               -------------------------------
                                               Title

                           Please sign exactly as name appears hereon. When units are held by joint tenants, both should sign. When signing as an attorney, as executor, administrator, trustee or guardian, please give full title of such. If a corporation, please sign name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE RETURN THIS FORM BY 5:00 P.M. (NEW YORK CITY TIME) ON _______ [__], 1998.

         PLEASE MARK, SIGN, DATE AND RETURN THIS CONSENT BY FACSIMILE TO
OR BY USING THE ENCLOSED PREPAID ENVELOPE TO THE ADDRESS FIRST WRITTEN ABOVE,
ATTENTION:  _____________.  IF YOU HAVE ANY QUESTIONS, PLEASE CALL 212-929-5500.

         A LIMITED PARTNER SUBMITTING A SIGNED BUT UNMARKED CONSENT WILL BE DEEMED TO HAVE VOTED FOR THE PARTNERSHIP'S PARTICIPATION IN THE SALE.


656661.19
                                                        -2-